Exhibit 99.1

BCE

Q3

2013 THIRD QUARTER
SHAREHOLDER REPORT

NOVEMBER 6, 2013

Contents
Caution Regarding Forward-Looking Statements	3
About Our Business	4
Quarterly Financial Information	9
Financial Results Analysis	10
Consolidated Analysis	10
Segmented Analysis	14
Financial and Capital Management	20
Updates to Our Regulatory Environment	24
Assumptions and Risks that Could Affect Our Business and Results	26
Our Accounting Policies	28
Controls and Procedures	30
Non-GAAP Financial Measures	31
Consolidated Financial Statements	33
Notes to Consolidated Financial Statements	37

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2013 when reading this MD&A. We also encourage you to read BCE’s MD&A for the year ended December 31, 2012 dated March 7, 2013 (BCE 2012 Annual MD&A) as updated in BCE’s MD&A for the first quarter of 2013 dated May 8, 2013 (BCE 2013 First Quarter MD&A) and second quarter of 2013 dated August 7, 2013 (BCE 2013 Second Quarter MD&A). In preparing this MD&A, we have taken into account information available to us up to November 6, 2013, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2012 dated March 7, 2013 (BCE 2012 AIF) and recent financial reports on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2013 and 2012.

Caution Regarding Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to: certain aspects of the business outlook for Bell’s Wireline, Wireless and Media segments; our broadband fibre, Internet protocol television (IPTV) and wireless networks deployment plans; the divestiture of certain of Astral Media Inc.’s (Astral) television (TV) assets and certain of Astral’s and Bell Media’s radio stations; and BCE’s business objectives and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at November 6, 2013 and, accordingly, are subject to change after this date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on November 6, 2013. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A include, without limitation, those described in the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, in the BCE 2013 First Quarter MD&A or in the BCE 2013 Second Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2012 Annual MD&A remain substantially unchanged.

BCE INC.   Q3 2013   QUARTERLY REPORT   3

Management’s Discussion and Analysis

     Important risk factors including, without limitation, competitive, regulatory, operational, technological, economic and financial risks that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A, include, but are not limited to, the risks described in the sections of this MD&A entitled Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement. We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or results of operations.
     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 6, 2013. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

Financial Highlights

Bell’s financial performance in the third quarter of 2013 was highlighted by healthy revenue and EBITDA1 growth with a steady year-over-year margin, 7.0% higher Adjusted net earnings2 and 8.9% growth in free cash flow3. These results reflect the acquisition of Astral completed on July 5, 2013, now part of our Bell Media segment, strong wireless EBITDA and margin growth, fewer network access services (NAS) line losses, and disciplined cost control. Operationally, we continued to successfully leverage our advanced broadband networks and service features to deliver 102,714 new postpaid wireless customers, 72,813 new Fibe TV subscribers and 36,638 more high-speed Internet customers, as well as lower churn and higher average revenue per unit (ARPU) across all our residential wireline and wireless services. Notably, total Bell residential wireline net customer activations, consisting of TV and Internet customer gains less NAS losses, were positive for the first time since the second quarter of 2005, demonstrating the benefits of expanding Fibe service capabilities more extensively in our markets.
     Bell revenues increased 3.0% in the third quarter of 2013. This increase reflected the acquisition of Astral and its contribution to Bell Media revenues, which grew 21.6%, year over year, despite non-recurring revenues generated from our broadcast of the London Summer Olympic Games in Q3 2012. Bell Wireless revenue growth of 4.1% in the quarter, driven by a larger postpaid customer base and increased data usage from greater smartphone adoption that generated higher blended ARPU, also contributed to the increase in Bell revenues this quarter. This was offset partly by a 0.9% decrease at our Bell Wireline segment, reflecting the continued decline in legacy voice and data revenues, as well as the impact of upfront promotional discounts on residential service offers due to higher year-over-year Fibe TV and Fibe Internet customer acquisitions. Higher TV and Internet service revenues, growth in Internet protocol (IP) connectivity and business service solutions revenue, as well as greater business data product sales, moderated the year-over-year decrease in Bell Wireline revenues.
     Bell’s EBITDA increased 3.0% in Q3 2013, driven by the acquisition of Astral, which contributed to Bell Media EBITDA growth of 26.8% this quarter, and double-digit Bell Wireless EBITDA growth of 11.6%. This was moderated by a 5.6% decline in Bell Wireline’s EBITDA, which was impacted year-over-year by the recognition in Q3 2012 of a gain of $24 million on the phase-out of post-employment benefits for certain employees and a reduction in amounts payable to the Canadian Radio-television and Telecommunications Commission (CRTC) related to the Local Programming Improvement Fund (LPIF).
     Bell’s consolidated EBITDA margin this quarter remained unchanged, year over year, at 38.4%, despite higher upfront wireline acquisition-related and installation costs from stronger Bell Fibe TV and Fibe Internet customer growth, as well as the inclusion of relatively lower-margin media revenues from Astral in our operating results beginning this quarter. This margin stability was achieved due to the flow-through of higher wireless ARPU coupled with lower wireless subscriber acquisition costs and customer retention spending, which contributed to a 45.0% wireless service margin in Q3 2013, as well as to diminishing wireline voice erosion and stabilizing year-over-year business markets performance.

1	EBITDA is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 4 of BCE’s Q3 2013 consolidated financial statements. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details.
2	Adjusted net earnings is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.
3	Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

4   BCE  INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

     BCE operating revenues grew 2.3% in Q3 2013, while EBITDA increased 2.2%, compared to Q3 2012. Both were driven by improved year-over-year performance at Bell, as described above. Bell Aliant’s EBITDA declined marginally, year over year, as relatively stable revenue was more than offset by increased operating costs, due mainly to higher costs related to growth of its FibreOP TV and Internet services.
     BCE’s cash flows from operating activities were $1,730 million in Q3 2013, up $139 million over last year. Similarly, free cash flow available to BCE’s common shareholders increased $61 million this quarter compared to last year to $747 million, driven mainly by higher EBITDA and positive changes in working capital, offset partly by higher year-over-year capital expenditures and increased interest payments from a higher average level of outstanding debt.
     Capital expenditures at Bell this quarter increased 7.8% over last year to $742 million, as a result of higher spending to support expansion of our Fibe TV service footprint, to deploy broadband fibre to more homes and businesses, to expand wireless network capacity to accommodate increasing data usage, and to support the execution of customer contracts in our Business Markets unit.
     BCE’s net earnings attributable to common shareholders were $343 million in Q3 2013, or $0.44 per common share, compared to $527 million, or $0.68 per common share, in Q3 2012. This year-over-year decrease in net earnings was due primarily to the CRTC tangible benefits obligation we were ordered to pay over a seven-year period as part of the Astral acquisition, the present value of which amounts to $230 million. Adjusted earnings per share (EPS)4 was $0.75 per common share, up $0.05 from last year. The year-over-year increase was the result of higher EBITDA, lower amortization expense and lower income tax expense, partly offset by increased interest expense reflecting a higher average level of long-term debt related to our acquisition of Astral.

Bell Customer Connections

	NET ACTIVATIONS (LOSSES)					TOTAL CONNECTIONS
						SEPTEMBER 30,	SEPTEMBER 30,
	Q3 2013	Q3 2012	CHANGE	% CHANGE		2013	2012	CHANGE	% CHANGE
Wireless	89,459	129,764	(40,305)	(31.1%	)	7,805,100	7,576,027	229,073	3.0%
Postpaid	102,714	148,502	(45,788)	(30.8%	)	6,683,646	6,281,211	402,435	6.4%
Prepaid	(13,255)	(18,738)	5,483	29.3%		1,121,454	1,294,816	(173,362)	(13.4%	)
High-speed Internet	36,638	13,416	23,222	n.m.		2,157,713	2,108,100	49,613	2.4%
TV	46,685	15,846	30,839	n.m.		2,242,244	2,136,765	105,479	4.9%
Total growth services	172,782	159,026	13,756	8.7%		12,205,057	11,820,892	384,165	3.2%
NAS	(87,483)	(109,280)	21,797	19.9%		5,338,008	5,768,609	(430,601)	(7.5%	)

n.m.: not meaningful

We delivered solid wireless operating metrics this quarter with 102,714 net new postpaid subscribers, an improved blended churn rate of 1.5% and blended ARPU growth of 1.7%, which was driven by an increase to 73% in the number of postpaid subscribers with smartphones. Postpaid net activations decreased, year over year, mainly as a result of lower gross activations. This can be attributed to fewer promotional rate plan offers during the back-to-school period compared to Q3 2012, the impact of reduced handset discounts and new two-year rate plans that were launched at the beginning of August 2013 as a result of the mandatory code of conduct that applies to all providers of retail mobile wireless voice and data services (Wireless Code), as well as a delay in consumer purchases of new smartphones due to new models launched towards the end of the third quarter and supply constraints. Prepaid net customer losses improved 29.3% in Q3 2013 to 13,255, reflecting fewer customer deactivations year over year.
     Fibe TV customer acquisition this quarter continued to accelerate with 72,813 net new subscribers, up 69.4% compared to Q3 2012, reflecting growth in customer demand and effective promotional offers as we continue to expand our Fibe TV service footprint. The introduction in May 2013 of wireless receivers, which enables customers to connect up to five additional TVs anywhere in their home without the need to run any cable, also contributed to stronger customer demand for our Fibe TV service this quarter. Total Satellite TV net customer losses improved 3.7% this quarter to 26,128, reflecting fewer retail customer deactivations despite aggressive customer conversion offers from cable TV competitors. Moreover, Satellite TV migrations to Fibe TV service decreased this quarter to approximately 15% of total Fibe TV activations. As a result of strong Fibe TV subscriber growth, combined with fewer Satellite TV customer losses, total TV net activations in Q3 2013 increased almost threefold, year over year, to 46,685.

4	Adjusted EPS is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE INC.   Q3 2013   QUARTERLY REPORT   5

Management’s Discussion and Analysis

     We added 36,638 net new high-speed Internet subscribers in the third quarter of 2013, compared to 13,416 customers in the same quarter last year, representing our best quarterly performance in over six years. The year-over-year increase in high-speed Internet net activations reflected the pull-through of Bell Fibe TV customer activations, effective marketing of student promotions during the back-to-school period, as well as higher business and wholesale customer activations. Lower residential customer churn, driven by higher year-over-year student reactivations and an expanding IPTV service footprint, which allows us to compete more effectively against the cable competitors, also contributed to the improvement in high-speed Internet net activations this quarter.
     Residential NAS net losses in Q3 2013 improved 30.3% over Q3 2012 to 58,957, reflecting lower rates of residential NAS turnover in our Fibe TV service areas compared to our non-Fibe TV service areas, and success with our household-focused service offers during the July residential move season in Québec. This result shows the operational benefit of our ongoing IPTV footprint expansion in driving NAS customer retention along with greater penetration of three-product households. Business NAS losses in Q3 2013 increased 15.3% to 28,526, due to a greater number of deactivations in our large business market as a result of ongoing customer conversion of voice lines to IP-based services and competitive losses. Additionally, the relatively low level of new business formation and employment growth in the economy, contributed to continued soft demand for new access line installations. This was offset partly by fewer customer losses in our wholesale, mass and mid-sized business markets compared to Q3 2012. As a result of fewer residential access line losses compared to last year, total NAS losses in Q3 2013 improved 19.9% to 87,483.
     At Bell Media, we maintained strong audience levels for our conventional and specialty TV channels as evidenced by CTV, Bell Media’s conventional TV network, which was Canada’s leading network during the summer season in all key demographics, holding 11 of the top 20 programs nationally among total viewers. In the key primetime hours, CTV’s average audience was 57% higher than its closest conventional TV competitor. Bell Media produced The Amazing Race Canada, which debuted with record results, averaging 3.5 million viewers as summer’s overall #1 program and earning the highest-rated Canadian series on record, highest series premiere ever and the highest rated debut season for any show on record. Bell Media’s specialty TV properties reached 84% of all English specialty and pay TV viewers in the average week during Q3 2013, led by TSN, with higher average audience levels driven by CFL and NFL football; Discovery, Canada’s leading entertainment specialty channel; Bravo, the fastest-growing specialty network among younger viewers; The Comedy Network; and TMN, Canada’s leading primetime pay TV station. Additionally, Bell Media now ranks eighth among all online properties in Canada, up one spot from the previous quarter, and first among all Canadian broadcast and video network competitors with a monthly average of 3.3 million unique visitors, 385 million page views, and 94 million videos served.

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

New $1 billion public debt offering

On September 10, 2013, Bell Canada completed a public offering of $1 billion medium-term notes (MTN) Debentures, Series M-28 and Series M-29. The $400 million Series M-28 MTN Debentures will mature on September 10, 2018 and carry an annual interest rate of 3.5%. The $600 million Series M-29 MTN Debentures will mature on September 11, 2023 and carry an annual interest rate of 4.7%. These debentures are fully and unconditionally guaranteed by BCE. The net proceeds of these issues were used to finance the redemption, on August 9, 2013, of all of Bell Canada’s $1 billion principal amount of 4.85% MTN Debentures, Series M-20, due June 30, 2014, which was financed on an interim basis by short-term borrowings. With these new issues, Bell Canada’s average annual pre-tax cost of debt declines by 0.06% to 4.8%, and the debt now has an average term to maturity of 9.8 years.

Redemption of Series M-20 MTN Debentures

On August 9, 2013, Bell Canada redeemed, prior to maturity, all of its outstanding Series M-20 MTN Debentures with a principal amount of $1 billion. The Series M-20 MTN Debentures were redeemed at a price equal to $1,027.874 per $1,000 of principal amount of debentures plus $5.315 for accrued and unpaid interest up to, but excluding, the date of redemption, resulting in a total redemption premium of $28 million. This early redemption benefits net earnings and free cash flow through refinancing high interest rate debt at a lower cost.

Fibe TV service launched in Ottawa, bringing IPTV footprint to over 4 million homes

On August 30, 2013, Bell launched its Fibe TV service in Ottawa. With an investment of $155 million in the new Fibe network, consumers in the Ottawa region now have access to advanced TV and Internet service.
     With the continued expansion of our Fibe TV footprint in communities across Ontario and Québec, at the end of Q3 2013, Bell’s IPTV footprint reached approximately 4.1 million households, up from 2.9 million households at the end of Q3 2012.

6   BCE  INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Rates reduced on popular consumer wireless roaming plans

On September 16, 2013, Bell reduced the prices of its most popular consumer wireless rate plans for United States mobile data, voice and text roaming by 50%, part of the company’s focus on lowering costs for customers who use their mobile phones while travelling outside Canada. Bell is also committed to working with its global telecom partners to reduce roaming costs further by renegotiating its agreements with international telecom suppliers, which enable mobile customers to use their phones to access the Internet, make voice calls or text in more than 200 countries.
     On October 15, 2013, we also announced significant reductions in mobile data, voice and text roaming rates for Bermuda and most Caribbean islands, and double the Internet access in data travel add-on options.

Bell surpasses 1 million Mobile TV subscribers and launches new TV app

During the quarter, we welcomed our one millionth subscriber to Bell Mobile TV, an industry-leading wireless data service that offers on-the-go access to more than 40 channels of live and on-demand sports, news, entertainment and children’s TV programming. The fast growth of Bell Mobile TV has been led by the viewing of major live sporting events such as the NHL Playoffs and Stanley Cup Final, the Super Bowl, the NBA Playoffs, NCAA March Madness, and the Olympic Games, as well as live broadcasts of major award shows, TV season finales and special events like the Toronto International Film Festival.
     Bell Mobile TV has been packaged with the recently launched Bell TV app, which also enables Bell TV customers to access 70 additional live and on-demand channels on their smartphones and tablets. With the app, Bell TV and Mobile TV clients can watch more than 100 TV channels anywhere over Wi-Fi or Bell’s mobile network.

Wireless device lineup expanded

Bell Wireless continued to bring customers the latest in wireless technology with the introduction of several new devices, including the Apple iPhone 5s and iPhone 5c, the Samsung Galaxy Note 3 and the Galaxy S4 mini, the LG G2, the BlackBerry Q5, the Sony Xperia SP and Sony Xperia Z, and the HTC One. In addition, the Apple iPad and iPad mini are also available now directly from Bell at select stores or online at Bell.ca.

Bell teams up with competitors on underground mobile network for Montréal metro

Bell and three of its wireless competitors are working together to launch a new underground network in the Montréal metro. This mobile network will provide 3G (Third generation), 4G (Fourth generation) and LTE (Long-term evolution) coverage in metro cars, tunnels and stations, allowing Société de transport de Montréal (STM) passengers to browse the web, watch videos, download music, make and answer calls, send and receive email and text messages, and more while they commute. Construction of the network will be divided into five phases and will take five to seven years to complete. The project design phase is now underway and installation is expected to begin this year. The estimated $50 million cost of deployment will be shared equally by the four participating wireless companies.

Bell launches web-based machine to machine (M2M) customer Management Centre for business customers

We launched the new Bell M2M Management Centre, a secure online portal offering Canadian businesses a comprehensive suite of tools to manage connected devices across their operations. Developed in partnership with Ericsson, the Management Centre enables Bell M2M customers to remotely view, administer and control network-connected devices such as parking and hydro meters, vending machines, and billboards through a cloud-based self-serve platform. The portal gives customers enhanced control of their remotely connected M2M devices, automated processes and field operations, enabling users to better manage billing, connection activations, and in-field activity tracing, while resolving performance issues quickly with real-time diagnostics. M2M is the flow of data between network connected devices without the need for human interaction, such as vehicle tracking devices, vending machines, billboards, hydro systems and parking meters. Bell serves customers in the automotive, transportation, utilities/energy, security, healthcare and government sectors with M2M solutions including asset tracking, fleet management, wireless backup connectivity, wireless point of sale, remote monitoring, telematics and digital signage.

BCE INC.   Q3 2013   QUARTERLY REPORT   7

Management’s Discussion and Analysis

Astral update

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral for a cash consideration of $2,876 million and the repayment of debt of $397 million.
     On August 26, 2013, Bell announced the sale of two radio stations in Toronto (CHBM-FM and CFXJ-FM) and three radio stations in Vancouver (CKZZ-FM, CHHR-FM and CISL-AM) to Newfoundland Capital Corporation’s wholly-owned subsidiary, Newcap Inc., for a price of $112 million plus the assumption of certain liabilities. Bell is divesting these radio stations as a result of Bell’s acquisition of Astral, in order to comply with the CRTC’s Common Ownership Policy which limits the number of stations a company can own in a single market. The transaction is subject to execution risks and uncertainties including, without limitation, approval from the CRTC and the Competition Bureau.
     This sale follows previously-announced transactions to sell a number of specialty TV properties (Teletoon/Télétoon, Teletoon Retro/Télétoon Rétro, Cartoon Network (Canada), Historia and Séries+) and two Ottawa radio stations (CKQB-FM and CJOT-FM) to Corus Entertainment Inc. in a transaction valued at $400.6 million, as well as one Calgary radio station (CKCE-FM) and two Winnipeg radio stations (CHIQ-FM and CFQX-FM) to Jim Pattison Broadcast Group Limited Partnership.
     Bell is also selling the Family channel, Disney Junior French, Disney Junior English, Disney XD, Musimax and MusiquePlus TV services in auction processes now under way.

Canada confirmed as a world leader in wireless

Two recent new studies highlight that Canada’s combination of world-leading mobile networks and competitive pricing is driving exceptional mobile usage by Canadian consumers, especially when compared to the once-leading European mobile marketplace.
     A report by The School of Public Policy at the University of Calgary finds that Canada is a global leader in smartphone adoption and data usage, due to significant investments in networks by Canadian carriers like Bell.
     Chicago’s Navigant Economics compared Canadian and U.S. networks with those in Europe, and found that North America outperforms Europe with higher levels of investment, network quality and customer usage. The study found that Canadian carriers invest 2.3 times more per customer in networks than European carriers (and 21% more than the US), and Canadian mobile network speeds are 75% faster than the European average.

BCE gets double recognition for excellence in corporate governance

BCE’s Board of Directors was a double winner at a recent gala recognizing outstanding overall corporate governance, receiving the most prestigious prize of the night as well as a second award for its exemplary disclosure record.
     The Canadian Society of Corporate Secretaries named BCE the winner of its first-ever award for best overall corporate governance, recognizing our long history of best practices that build and sustain shareholder and stakeholder value.
     The BCE Board of Directors was also recognized by the Canadian Coalition for Good Governance, receiving the organization’s Gavel Award for best corporate governance disclosure. The award underscores the importance of effective communications between corporations and their shareholders.

BCE selected for United Nations Global Compact stock index

BCE has been selected for inclusion in the United Nations Global Compact 100 (GC 100), a new global stock index that combines corporate sustainability and financial performance. Developed and released by the UN Global Compact in partnership with research firm Sustainalytics, the GC 100 is composed of a representative group of Global Compact companies selected based on their adherence to the Global Compact’s ten principles as well as evidence of executive leadership commitment on environmental and social issues and consistent profitability.

Award of Excellence in workplace mental health

Bell was honoured with a Canada Award for Excellence in recognition of our workplace mental health program in October. The Silver Award for Mental Health at Work – the highest ever awarded by Excellence Canada – recognizes Bell’s exemplary commitment to workplace mental health as part of the Bell Let’s Talk initiative. Over the past 3 years, Bell has implemented programs to help foster a mentally healthy work environment, building awareness about the stigma of mental illness and equipping team leaders with the tools and resources to support employees.

8   BCE  INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Quarterly Financial Information

BCE’s 2013 third quarter interim condensed financial report was prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34, Interim Financial Reporting.
     The following table shows selected consolidated financial data of BCE, prepared in accordance with IFRS, for the eight most recent completed quarters.
     We have restated some of the amounts for the previous periods in the consolidated financial statements as a result of the adoption of the amended IAS 19, Employee Benefits and IFRS 11, Joint Arrangements, as described in Our Accounting Policies section.

		2013			2012			2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating revenues	5,099	5,000	4,919	5,161	4,982	4,925	4,910	5,167
EBITDA(1)	2,063	2,066	1,962	1,896	2,019	2,044	1,929	1,871
Severance, acquisition and other costs	(297)	(28)	(33)	(69)	(25)	(20)	(19)	1
Depreciation	(683)	(681)	(675)	(693)	(673)	(666)	(646)	(662)
Amortization	(162)	(161)	(163)	(175)	(180)	(178)	(181)	(181)
Net earnings	452	671	672	765	644	836	631	536
Net earnings attributable to common shareholders	343	571	566	666	527	732	531	451
Net earnings per common share
Basic	0.44	0.74	0.73	0.86	0.68	0.94	0.69	0.58
Diluted	0.44	0.74	0.73	0.86	0.68	0.94	0.69	0.58
Included in net earnings:
Severance, acquisition and other costs	(222)	(21)	(23)	(46)	(19)	(15)	(14)	2
Net gains on investments	2	1	2	248	–	–	8	–
Premiums on early redemption of debt	(21)	(3)	(12)	–	–	–	–	–
Adjusted net earnings(1)	584	594	599	464	546	747	537	449
Adjusted EPS(1)	0.75	0.77	0.77	0.60	0.70	0.97	0.69	0.58
Average number of common shares outstanding – basic (millions)	775.9	775.9	775.7	775.0	774.2	773.7	774.3	778.1

(1)	The terms EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – EBITDA and Adjusted Net Earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, a reconciliation to the most comparable IFRS financial measures.

BCE INC.   Q3 2013   QUARTERLY REPORT   9

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about BCE’s performance in Q3 2013 and YTD 2013 compared with Q3 2012 and YTD 2012. It focuses on BCE’s consolidated operating results and provides financial information for each of its operating segments.

CONSOLIDATED ANALYSIS

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating revenues	5,099	4,982	117	2.3%		15,018	14,817	201	1.4%
Operating costs	(3,036)	(2,963)	(73)	(2.5%	)	(8,927)	(8,825)	(102)	(1.2%	)
EBITDA	2,063	2,019	44	2.2%		6,091	5,992	99	1.7%
Severance, acquisition and other costs	(297)	(25)	(272)	n.m.		(358)	(64)	(294)	n.m.
Depreciation	(683)	(673)	(10)	(1.5%	)	(2,039)	(1,985)	(54)	(2.7%	)
Amortization	(162)	(180)	18	10.0%		(486)	(539)	53	9.8%
Finance costs
Interest expense	(242)	(225)	(17)	(7.6%	)	(691)	(641)	(50)	(7.8%	)
Interest on post-employment benefit obligations	(38)	(33)	(5)	(15.2%	)	(113)	(99)	(14)	(14.1%	)
Other (expense) income	(24)	(8)	(16)	n.m.		(7)	26	(33)	n.m.
Earnings before income taxes	617	875	(258)	(29.5%	)	2,397	2,690	(293)	(10.9%	)
Income taxes	(165)	(231)	66	28.6%		(602)	(579)	(23)	(4.0%	)
Net earnings	452	644	(192)	(29.8%	)	1,795	2,111	(316)	(15.0%	)
Net earnings attributable to:
Common shareholders	343	527	(184)	(34.9%	)	1,480	1,790	(310)	(17.3%	)
Preferred shareholders	32	36	(4)	(11.1%	)	98	105	(7)	(6.7%	)
Non-controlling interest	77	81	(4)	(4.9%	)	217	216	1	0.5%
Net earnings	452	644	(192)	(29.8%	)	1,795	2,111	(316)	(15.0%	)
Adjusted net earnings attributable to common shareholders	584	546	38	7.0%		1,777	1,830	(53)	(2.9%	)
Net earnings per common share	0.44	0.68	(0.24)	(35.3%	)	1.91	2.31	(0.40)	(17.3%	)
Adjusted EPS	0.75	0.70	0.05	7.1%		2.29	2.36	(0.07)	(3.0%	)

n.m.: not meaningful

Operating Revenues

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Bell Wireline	2,482	2,505	(23)	(0.9%	)	7,496	7,612	(116)	(1.5%	)
Bell Wireless	1,493	1,434	59	4.1%		4,344	4,128	216	5.2%
Bell Media	664	546	118	21.6%		1,736	1,592	144	9.0%
Inter-segment eliminations	(115)	(92)	(23)	(25.0%	)	(280)	(264)	(16)	(6.1%	)
Bell	4,524	4,393	131	3.0%		13,296	13,068	228	1.7%
Bell Aliant	696	698	(2)	(0.3%	)	2,071	2,067	4	0.2%
Inter-segment eliminations	(121)	(109)	(12)	(11.0%	)	(349)	(318)	(31)	(9.7%	)
Total BCE operating revenues	5,099	4,982	117	2.3%		15,018	14,817	201	1.4%

Total operating revenues for BCE were up 2.3% and 1.4% in the third quarter and first nine months of 2013, respectively, due mainly to higher revenues at Bell. Bell Aliant revenues this quarter and year to date were essentially stable year over year.
     Total Bell operating revenues increased 3.0% in the third quarter of 2013, due to the acquisition of Astral and higher revenues at our Bell Wireless segment. This was offset partly by lower Bell Wireline revenues year over year. Bell’s operating revenues this quarter were comprised of service revenues of $4,152 million, which were 3.3% higher than in the third quarter of 2012, and product revenues of $372 million, which were essentially unchanged compared to last year. In the first nine months of 2013, Bell’s operating revenues increased 1.7% and were comprised of service revenues of $12,188 million, representing a 2.1% increase over the first nine months of 2012, and product revenues of $1,108 million, which decreased 2.3% compared to the same period last year.
     Bell Wireline revenues decreased 0.9% in the third quarter of 2013 and 1.5% year to date, mainly as a result of the continued decline in legacy voice and data revenues, as well as higher upfront promotional discounts on residential service offers due to higher year-over-year Fibe TV and Fibe Internet customer activations. Higher TV and Internet service revenues, growth in IP connectivity and business service solutions revenue, greater business data product sales, as well as increased consumer

10   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

electronics equipment sales at The Source (Bell) Electronics Inc. (The Source), moderated the year-over-year decline in Bell Wireline revenues.
     Bell Wireless revenues grew 4.1% in the third quarter of 2013 and 5.2% in the first nine months of the year as a result of increased service revenues from a larger postpaid customer base and increased data usage, driven by higher smartphone penetration that generated higher blended ARPU year over year.
     Bell Media revenues increased 21.6% this quarter and 9.0% year to date, due to the acquisition of Astral. This growth was moderated by two items in the third quarter of 2012 that did not recur this year: revenues generated from our broadcast of the London Summer Olympic Games and the recognition of revenue resulting from a CRTC decision in respect of a settlement between Bell Media and certain broadcasting distribution undertakings (BDUs) for fees to be paid for specialty TV services.
     Bell Aliant revenues were modestly lower this quarter, decreasing 0.3% over the third quarter of 2012, but 0.2% higher year to date, as growth in its Internet and TV services were effectively offset by the continued declines in local and access and long distance revenues.
     See Financial Results Analysis – Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Costs

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Bell Wireline	(1,559)	(1,527)	32	2.1%		(4,636)	(4,623)	13	0.3%
Bell Wireless	(876)	(881)	(5)	(0.6%	)	(2,533)	(2,492)	41	1.6%
Bell Media	(465)	(389)	76	19.5%		(1,283)	(1,203)	80	6.7%
Inter-segment eliminations	115	92	(23)	(25.0%	)	280	264	(16)	(6.1%	)
Bell	(2,785)	(2,705)	80	3.0%		(8,172)	(8,054)	118	1.5%
Bell Aliant	(372)	(367)	5	1.4%		(1,104)	(1,089)	15	1.4%
Inter-segment eliminations	121	109	(12)	(11.0%	)	349	318	(31)	(9.7%	)
Total BCE operating costs	(3,036)	(2,963)	73	2.5%		(8,927)	(8,825)	102	1.2%

BCE operating costs increased 2.5% and 1.2% in the third quarter and first nine months of 2013, respectively, driven by higher year-over-year operating costs at Bell, due mainly to the acquisition of Astral.
     Total Bell operating costs increased 3.0% in Q3 2013 and 1.5% in the first nine months of this year, reflecting higher operating costs in our Bell Wireline and Bell Media segments. On a year to date basis, our Bell Wireless segment also contributed to the operating costs increase.
     Operating costs at Bell Wireline were 2.1% higher this quarter and 0.3% higher year to date. The year-over-year increase in Q3 2013 was the result of higher acquisition-related and customer service costs consistent with increased Fibe TV and Fibe Internet sales and installations in 2013 compared to last year, increased Bell TV programming costs, higher cost of goods sold resulting from increased data product revenues this quarter, higher costs to support and deliver business services solutions to our business customers, and higher fleet management costs. Both a $24 million gain from the phase-out of post-employment benefits for certain employees and a reduction in amounts payable to the CRTC related to the LPIF recognized in Q3 2012, but that did not recur this year, also contributed to the year-over-year increase in Bell Wireline operating costs this quarter. These increases in 2013 were offset partly by decreased labour costs, reduced print and mail costs resulting from increased customer use of online billing, lower advertising costs, as well as cost savings from field service productivity improvements.
     Bell Wireless operating costs in Q3 2013 decreased 0.6% year over year. The year-over-year improvement was driven by lower subscriber acquisition costs and customer retention spending, reflecting fewer gross activations and device upgrades combined with reduced handset discounts as a result of higher average smartphone prices on new two-year rate plans. Lower wireless content costs, decreased bad debt expense and lower marketing and advertising costs also contributed to the improvement in Bell Wireless operating costs this quarter. These factors were offset partly by higher payments to other carriers due to greater data roaming volume, as well as higher real estate costs associated with network and retail store expansion. Year to date, wireless operating costs were up 1.6% compared to the first nine months of 2012, mainly as a result of greater customer retention spending, higher payments to other carriers due to growth in data roaming volumes, and higher real estate costs related to retail store and network expansion.
     Bell Media operating costs increased 19.5% this quarter and 6.7% year to date, due primarily to the acquisition of Astral and higher amortization of the fair value of certain programming rights, resulting from a $22 million net non-cash credit recorded in Q3 2012 compared to a charge of $2 million in Q3 2013. TV programming and production costs incurred in Q3 2012 for our broadcast of the London Summer Olympic Games that did not recur this year moderated the year-over-year increase in Bell Media operating costs.
     Bell Aliant’s operating costs increased 1.4% in Q3 2013 and year to date, due mainly to higher costs related to growing and supporting customers on Bell Aliant’s FibreOP services. Lower general and administrative expenses, driven by productivity initiatives, partly offset the year-over-year increase in Bell Aliant’s operating costs.
     Total post-employment benefit plans service cost at BCE increased to $74 million and $220 million in the third quarter and first nine months of 2013, respectively, from $37 million and $165 million in the corresponding periods last year. These costs at Bell totalled $58 million in Q3 2013 and $173 million year to date, up from $23 million and $122 million in the third quarter and first nine months of 2012, respectively, mainly as a result of a gain recognized in Q3 2012 relating to the phase-out of post-employment

BCE INC.   Q3 2013   QUARTERLY REPORT   11

Management’s Discussion and Analysis

benefits for certain employees. The discount rate used to value post-employment benefit obligations, which was lower at the beginning of 2013 compared to 2012, also contributed to higher year-over-year post-employment benefit plans service cost at Bell. For Bell Aliant, these costs were $16 million this quarter and $47 million year to date, compared to $14 million and $43 million in the same respective periods last year.

EBITDA

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Bell Wireline	923	978	(55)	(5.6%	)	2,860	2,989	(129)	(4.3%	)
Bell Wireless	617	553	64	11.6%		1,811	1,636	175	10.7%
Bell Media	199	157	42	26.8%		453	389	64	16.5%
Bell	1,739	1,688	51	3.0%		5,124	5,014	110	2.2%
Bell Aliant	324	331	(7)	(2.1%	)	967	978	(11)	(1.1%	)
Total BCE EBITDA	2,063	2,019	44	2.2%		6,091	5,992	99	1.7%

EBITDA at BCE increased 2.2% this quarter and 1.7% year to date, corresponding to EBITDA margins of 40.5% and 40.6% compared to 40.5% and 40.4% in the third quarter and first nine months of 2012. The year-over-year increase in EBITDA was due to improved performance at Bell, offset partly by decreased EBITDA at Bell Aliant.
     Bell’s EBITDA was up 3.0% and 2.2% in the third quarter and first nine months of 2013, respectively, driven by our acquisition of Astral which contributed to significantly higher Bell Media EBITDA this quarter, as well as by strong double-digit Wireless EBITDA growth. This was offset partly by lower Wireline EBITDA compared to last year. Bell’s consolidated EBITDA margin in the third quarter and first nine months of 2013 remained relatively unchanged, year over year, at 38.4% and 38.5%, respectively, compared to 38.4% in the same periods last year. This margin stability can be attributed to the flow-through of higher year-over-year wireless ARPU, disciplined spending on wireless subscriber acquisition and customer retention, and diminishing wireline voice erosion, despite higher upfront acquisition-related and customer service support costs from stronger Bell Fibe TV and Fibe Internet subscriber activations, and the inclusion of relatively lower-margin media revenues from Astral in our operating results beginning this quarter.
     See Financial Results Analysis – Segmented Analysis for a discussion of EBITDA on a segmented basis.

Severance, Acquisition and Other Costs

2013

We recorded severance, acquisition and other costs of $297 million in the third quarter of 2013 and $358 million on a year-to-date basis. These included:

  severance costs related to voluntary and involuntary workforce reduction initiatives of $29 million in Q3 2013 and $82 million on a year-to-date basis acquisition costs of $258 million in the third quarter of 2013 and $263 million on a year-to-date basis, which include $230 million relating to the CRTC tangible benefits obligation that we were ordered to pay over seven years to benefit the Canadian broadcasting system as part of our acquisition of Astral other charges of $10 million in Q3 2013 and $13 million on a year-to-date basis.

2012

We recorded severance, acquisition and other costs of $25 million in the third quarter of 2012 and $64 million on a year-to-date basis. These included:

  severance costs related to voluntary and involuntary workforce reduction initiatives of $10 million in Q3 2012 and $33 million on a year-to-date basis acquisition and other costs of $15 million in Q3 2012 and $31 million on a year-to-date basis.

Depreciation and Amortization

Depreciation

Depreciation in the third quarter and on a year-to-date basis increased $10 million and $54 million, respectively, compared to the same periods in 2012 due to a higher depreciable asset base in 2013 as we continued to invest in our broadband and wireless networks, as well as our IPTV service, and incremental depreciation due to our acquisition of Astral on July 5, 2013. This was partly offset by a decrease in depreciation expense due to an increase in the estimate of useful lives of certain assets.

12   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Amortization

Amortization in the third quarter and on a year-to-date basis decreased $18 million and $53 million, respectively, compared to the same periods in 2012 as certain intangible assets became fully amortized, resulting in a lower asset base in 2013. In addition, amortization decreased due to an increase in the estimate of useful lives of certain assets.
     Amortization expense relating to the fair value of certain programming rights, resulting from the allocation of the purchase price for Bell Media, was $2 million in the third quarter of 2013 and $36 million on a year-to-date basis, compared to a credit of $22 million in Q3 2012 and a charge of $22 million on a year-to-date basis, and has been included in operating costs.

Finance Costs

Interest Expense

Interest expense in the third quarter and on a year-to-date basis increased $17 million and $50 million, respectively, compared to the same periods in 2012, as a result of higher average debt levels, partly offset by lower average interest rates.

Interest on Post-Employment Benefit Obligations

Interest on our post-employment benefit obligations is based on market conditions that existed at the beginning of the year. The impacts of changes in market conditions during the year are recognized in other comprehensive income (OCI).
     In the third quarter and on a year-to-date basis, interest expense increased $5 million and $14 million, respectively, compared to the same periods last year due to a larger benefit obligation, partly offset by a decrease in the discount rate used to value our post-employment benefit obligations because of a reduction in market interest rates from January 1, 2012 to January 1, 2013.

Other (Expense) Income

2013

Other expense of $24 million in the third quarter of 2013 was due to a premium of $28 million paid on the early redemption of Series M-20 MTN Debentures at Bell Canada and equity losses of $12 million, offset partly by net mark-to-market gains of $15 million on derivatives used as economic hedges.
     Other expense of $7 million in the first nine months of 2013 was due to premiums of $55 million paid on the early redemption of Bell Canada’s Series M-20 MTN Debentures, Bell Canada’s Series EA Debentures and Bell Aliant’s MTNs, and losses on disposal and retirement of software, plant and equipment of $24 million. These were partly offset by a $36 million distribution of a pension surplus and net mark-to-market gains of $32 million on derivatives used as economic hedges.

2012

Other expense of $8 million in the third quarter of 2012 was due to equity losses of $16 million, partly offset by a net mark-to-market gain of $10 million on derivatives used as economic hedges.
     Other income of $26 million in the first nine months of 2012 was mainly comprised of a net mark-to-market gain of $23 million on derivatives used as economic hedges.

Income Taxes

Income taxes in the third quarter of 2013 decreased $66 million compared to the third quarter of 2012 due to lower taxable earnings.
     Income taxes year-to-date increased $23 million compared to 2012 due to the higher value of uncertain tax positions favourably resolved in 2012 compared to 2013, partly offset by lower taxable income in 2013.

Net Earnings and EPS

Net earnings attributable to common shareholders in the third quarter of 2013 decreased $184 million, or $0.24 per common share compared to the same period last year. The decrease was a result of acquisition costs incurred to purchase Astral, premiums on early redemption of debt and higher interest expense, partly offset by higher EBITDA, lower income tax expense and lower amortization expense.
     In the first nine months of 2013, net earnings attributable to common shareholders decreased $310 million, or $0.40 per common share compared to the first nine months of 2012. The decrease was a result of the acquisition costs incurred to purchase Astral, premiums on early redemption of debt, higher interest expense, higher income taxes and higher losses on disposals and retirement of software, plant and equipment, partly offset by higher EBITDA, net mark-to-market gains on economic hedges, and a distribution of a pension surplus.

BCE INC.   Q3 2013   QUARTERLY REPORT   13

Management’s Discussion and Analysis

     Excluding the impact of severance, acquisition and other costs, net gains on investments, and premiums on the early redemption of debt, Adjusted net earnings in the third quarter of 2013 increased $38 million, compared to the same period last year. Adjusted EPS of $0.75 per common share increased 7.1% in the third quarter of 2013 from $0.70 per common share in the third quarter of 2012. Adjusted net earnings in the first nine months of 2013 decreased $53 million compared to the same period last year. As a result, Adjusted EPS decreased by 3.0% on a year-to-date basis to $2.29 per common share from $2.36 per common share for the first nine months of 2012.

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     In the third quarter of 2013, BCE acquired Astral. Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms in Québec and across the rest of Canada. Astral is reported in our Bell Media segment.

Bell Wireline Segment

Bell Wireline Revenue

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Local and access(1)	613	666	(53)	(8.0%	)	1,891	2,039	(148)	(7.3%	)
Long distance	184	192	(8)	(4.2%	)	551	610	(59)	(9.7%	)
Data(1)	1,426	1,391	35	2.5%		4,315	4,213	102	2.4%
Equipment and other(1)	168	178	(10)	(5.6%	)	485	513	(28)	(5.5%	)
Total external revenues	2,391	2,427	(36)	(1.5%	)	7,242	7,375	(133)	(1.8%	)
Inter-segment revenues	91	78	13	16.7%		254	237	17	7.2%
Total revenue	2,482	2,505	(23)	(0.9%	)	7,496	7,612	(116)	(1.5%	)

(1)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.

Bell Wireline revenues were down 0.9% in the third quarter of 2013 and 1.5% year to date, reflecting lower local and access, long distance, and equipment and other revenues compared to the same periods last year. This was offset partly by higher data revenues driven by continued strong Fibe TV and Fibe Internet customer growth and higher IP connectivity and business service solutions revenue year over year.

Local and access

	Q3 2013	Q3 2012	CHANGE	% CHANGE		YTD 2013	YTD 2012	CHANGE	% CHANGE
NETWORK ACCESS SERVICE (NAS) LINES
Residential	2,715,710	3,027,343	(311,633)	(10.3%	)	2,715,710	3,027,343	(311,633)	(10.3%	)
Business	2,622,298	2,741,266	(118,968)	(4.3%	)	2,622,298	2,741,266	(118,968)	(4.3%	)
Total	5,338,008	5,768,609	(430,601)	(7.5%	)	5,338,008	5,768,609	(430,601)	(7.5%	)
NAS NET LOSSES
Residential	(58,957)	(84,540)	25,583	30.3%		(224,604)	(248,778)	24,174	9.7%
Business	(28,526)	(24,740)	(3,786)	(15.3%	)	(82,327)	(84,269)	1,942	2.3%
Total	(87,483)	(109,280)	21,797	19.9%		(306,931)	(333,047)	26,116	7.8%

Local and access revenues declined 8.0% and 7.3% in the third quarter and first nine months of 2013, respectively. The decreases reflect the ongoing decline in local NAS lines driven by customer losses in the residential and small and mid-sized business markets due to aggressive competition, technological substitution to wireless and Internet-based services, as well as large enterprise business customer conversions to IP-based data services and networks from legacy voice services. Price matching of competitive residential service offers and repricing pressures in our business and wholesale markets also contributed to the year-over-year decrease in local and access revenues. These factors were offset partly by increases in monthly local rates implemented at the beginning of 2013.
     Total NAS losses improved 19.9%, or 21,797, in the third quarter of 2013, compared to the same quarter last year, reflecting a lower number of residential access line losses. Despite the year-over-year improvement in NAS line losses, the annualized rate of NAS erosion increased to 7.5% this quarter from 7.0% in the third quarter of 2012, due to the impact of a reduced customer base compared to the previous year. However, this represents an improvement in the rate of NAS erosion when compared to the previous quarter’s annualized rate of 7.7%. In the first nine months of this year, total NAS net losses improved 7.8%, year over year, or 26,116 lower, as a result of both fewer residential and business access line losses.

14   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

     Residential NAS net losses were 30.3%, or 25,583, lower in Q3 2013 and 9.7%, or 24,174, lower in the first nine months of 2013, compared to the same corresponding periods in 2012, despite ongoing aggressive competition from the cable TV operators and steadily increasing wireless and Internet-based technology substitution of local services, as a result of reduced rates of residential NAS turnover in our Fibe TV service areas compared to our non-Fibe TV service areas, and success with our household-focused service offers during the July residential move season in Québec. This result reflects the operational benefit of continued IPTV footprint expansion in helping to drive NAS customer retention through greater penetration of three-product households.
     Business NAS losses in Q3 2013 increased 15.3%, or were 3,786 higher than last year, due to a greater number of deactivations in our large business market resulting mainly from ongoing customer conversion of voice lines to IP-based services and competitive losses. Additionally, the relatively low level of new business formation and employment growth in the economy, contributed to continued soft demand for new access line installations. This was partly offset by fewer customer losses in our wholesale and mass and mid-sized business markets compared to Q3 2012, which helped to moderate the year-over-year increase in business NAS losses this quarter. Year to date, business NAS losses were 2.3%, or 1,942, lower than the first nine months of 2012, as a result of fewer customer losses in our wholesale and mid-sized business markets.

Long distance

Long distance revenues decreased 4.2% and 9.7% in the third quarter and first nine months of 2013, respectively. The year-over-year declines reflected fewer minutes of use by residential and business customers as a result of NAS line losses, technology substitution to wireless and over-the-top Internet-based services, and ongoing rate pressures in our business and wholesale markets. Residential price increases and increased year-over-year sales of global long distance minutes moderated the overall rate of long distance revenue erosion this quarter, representing improved performance over previous quarters in 2013 and 2012.

Data

	Q3 2013	Q3 2012	CHANGE	% CHANGE	YTD 2013	YTD 2012	CHANGE	% CHANGE
HIGH-SPEED INTERNET
High-speed Internet net activations	36,638	13,416	23,222	n.m.	42,470	25,145	17,325	68.9%
High-speed Internet subscribers	2,157,713	2,108,100	49,613	2.4%	2,157,713	2,108,100	49,613	2.4%
TELEVISION (TV)
Net subscriber activations	46,685	15,846	30,839	n.m.	86,261	50,227	36,034	71.7%
Fibe TV	72,813	42,973	29,840	69.4%	170,831	114,893	55,938	48.7%
Total subscribers	2,242,244	2,136,765	105,479	4.9%	2,242,244	2,136,765	105,479	4.9%
Fibe TV	419,129	200,064	219,065	n.m.	419,129	200,064	219,065	n.m.

n.m.: not meaningful

Data revenue increased 2.5% in the third quarter of 2013 and 2.4% in the first nine months of 2013, due mainly to higher TV and Internet service revenues driven by Fibe customer growth and residential price increases for these services, higher IP connectivity revenues, increased spending on professional business services by our mid-sized and large enterprise customers, and increased data product sales. These factors were offset partly by a continued decline in basic legacy data services revenue from ongoing business customer migration to IP-based systems, competitive losses, and pricing pressures in our business and wholesale markets.
     We added 36,638 net new high-speed Internet subscribers in the third quarter of 2013, compared to 13,416 customers in the same quarter last year, representing our best quarterly performance since the first quarter of 2007. This brought the total number of net activations in the first nine months of 2013 to 42,470, up from 25,145 in the corresponding period last year. At September 30, 2013, our total high-speed Internet connections were 2,157,713, up 2.4% since the end of the third quarter of 2012. The year-over-year increase in high-speed Internet net activations reflected the pull-through of Bell Fibe TV customer activations, effective marketing of student promotions during the back-to-school period, as well as higher business and wholesale customer activations. Lower residential customer churn, driven by higher year-over-year student reactivations and an expanding IPTV service footprint, which allows us to compete more effectively against the cable competitors, also contributed to the improvement in high-speed Internet net activations this quarter.
     We added 72,813 net Fibe TV subscribers in the third quarter of 2013, up 69.4% from the same quarter last year, bringing the total number of Fibe TV net customer activations in the first nine months of this year to 170,831 compared to 114,893 in the same period in 2012. At September 30, 2013, we had 419,129 Fibe TV customers, more than double the 200,064 subscribers reported at the end of the third quarter of 2012. The year-over-year growth in Fibe TV subscribers was driven by a broader IPTV service footprint compared to last year, resulting in more effective marketing of our residential service offers and promotions, as well as by the introduction in May 2013 of wireless receivers. Total Satellite TV net customer losses improved 3.7% this quarter to 26,128, reflecting fewer retail customer deactivations despite aggressive customer conversion offers from cable TV competitors. Additionally, Satellite TV migrations to Fibe TV service decreased this quarter to approximately 15% of total Fibe TV activations. Year to date, Satellite TV net customer losses increased 30.8% over last year to 84,570, due to fewer wholesale net activations

BCE INC.   Q3 2013   QUARTERLY REPORT   15

Management’s Discussion and Analysis

attributable to the roll-out of IPTV service by other competing service providers in Western and Atlantic Canada and higher retail customer deactivations. As a result of strong Fibe TV subscriber growth, combined with fewer Satellite TV customer losses, total TV net activations in Q3 2013 nearly tripled, year over year, to 46,685. In the first nine months of 2013, total TV net subscriber activations increased 71.7% to 86,261. At September 30, 2013, we had 2,242,244 total TV subscribers, representing a 4.9% increase since the end of the third quarter of 2012.

Equipment and other

Equipment and other revenues decreased 5.6% this quarter and 5.5% year to date, due mainly to loss of revenue earned in 2012 from a subsidiary that provided electrical and network cabling installation services for business customers in Ontario that ceased operations at the end of 2012. Higher consumer electronics equipment sales at The Source moderated the decline in equipment and other revenues this quarter.

Bell Wireline EBITDA

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating costs	(1,559)	(1,527)	32	2.1%		(4,636)	(4,623)	13	0.3%
EBITDA	923	978	(55)	(5.6%	)	2,860	2,989	(129)	(4.3%	)
EBITDA margin	37.2%	39.0%		(1.8) pts		38.2%	39.3%		(1.1) pts

Bell Wireline EBITDA decreased 5.6% this quarter, resulting in a year-over-year margin decline to 37.2% from 39.0%. The decrease in Bell Wireline EBITDA and margin was due to the ongoing loss of higher-margin legacy voice and data services that was not offset fully by growth in TV, residential Internet, IP broadband connectivity and business service solutions revenue, as well as to the impact from upfront costs and promotional discounts associated with a significantly higher number of Bell Fibe subscriber activations compared to last year. Similarly, in the first nine months of 2013, Bell Wireline EBITDA was 4.3% lower than the same period in 2012 with a corresponding margin decline to 38.2% from 39.3%.
     Operating costs this quarter increased 2.1% over last year, due both to amounts recognized in Q3 2012 related to a gain of $24 million on the phase-out of post-employment benefits for certain employees and a reduction in amounts payable to the CRTC related to the LPIF that did not recur this year. In the third quarter of 2013, higher acquisition-related and customer service costs related to increased Fibe TV and Fibe Internet sales and installations, increased TV programming costs, higher cost of goods sold due to increased data product revenues, higher costs to support and deliver business service solutions to our large enterprise customers, as well as higher fleet management costs, also contributed to increased Bell Wireline operating costs. These costs were offset partly by decreased labour costs, reduced print and mail costs resulting from increased customer use of online billing, lower advertising costs, as well as cost savings from reduced sponsorships and field service productivity improvements. In the first nine months of 2013, Bell Wireline operating costs were relatively stable, increasing 0.3%, or $13 million, year over year.

Bell Wireless Segment

Bell Wireless Revenue

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Service	1,372	1,307	65	5.0%		4,003	3,775	228	6.0%
Product	106	113	(7)	(6.2%	)	298	306	(8)	(2.6%	)
Total external revenues	1,478	1,420	58	4.1%		4,301	4,081	220	5.4%
Inter-segment revenues	15	14	1	7.1%		43	47	(4)	(8.5%	)
Total revenue	1,493	1,434	59	4.1%		4,344	4,128	216	5.2%

Bell Wireless operating revenues increased 4.1% in the third quarter of 2013 and 5.2% in the first nine months of 2013, as a result of higher service revenues compared to the previous year.
     Wireless service revenue was up 5.0% this quarter and 6.0% year to date, driven by postpaid subscriber growth over the past year and higher blended ARPU, reflecting continued strong adoption and usage of smartphones and data applications and higher roaming revenues. Wireless data revenue was 18.4% higher this quarter and 21.0% higher year to date, while wireless voice revenue decreased 2.6% and 1.8% in the third quarter and first nine months of 2013, respectively, compared to last year.

16   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

     Product revenue decreased 6.2% in Q3 2013 and 2.6% in the first nine months of 2013, reflecting fewer gross postpaid activations and customer upgrades, year over year, and waived connection fees as a result of competition.

WIRELESS SUBSCRIBERS	Q3 2013	Q3 2012	CHANGE	% CHANGE	YTD 2013	YTD 2012	CHANGE	% CHANGE
Average revenue per unit (ARPU) ($/month)	58.30	57.30	1.00	1.7%	57.03	55.51	1.52	2.7%
Gross activations	438,722	490,696	(51,974)	(10.6%)	1,231,586	1,307,107	(75,521)	(5.8%)
Postpaid	333,081	372,574	(39,493)	(10.6%)	964,269	993,481	(29,212)	(2.9%)
Prepaid	105,641	118,122	(12,481)	(10.6%)	267,317	313,626	(46,309)	(14.8%)
Net activations	89,459	129,764	(40,305)	(31.1%)	124,068	155,645	(31,577)	(20.3%)
Postpaid	102,714	148,502	(45,788)	(30.8%)	258,601	313,145	(54,544)	(17.4%)
Prepaid	(13,255)	(18,738)	5,483	29.3%	(134,533)	(157,500)	22,967	14.6%
Churn % (average per month)	1.5%	1.6%		(0.1) pts	1.6%	1.7%		(0.1) pts
Postpaid	1.2%	1.2%		0.0 pts	1.2%	1.3%		(0.1) pts
Prepaid	3.3%	3.3%		0.0 pts	3.6%	3.7%		(0.1) pts
Subscribers	7,805,100	7,576,027	229,073	3.0%	7,805,100	7,576,027	229,073	3.0%
Postpaid	6,683,646	6,281,211	402,435	6.4%	6,683,646	6,281,211	402,435	6.4%
Prepaid	1,121,454	1,294,816	(173,362)	(13.4%)	1,121,454	1,294,816	(173,362)	(13.4%)
Cost of acquisition (COA) ($/subscriber)	403	397	6	1.5%	403	392	11	2.8%

Blended ARPU was up 1.7% and 2.7% in the third quarter and first nine months of 2013, respectively. The increase can be attributed to data usage growth driven by a higher proportion of postpaid customers using smartphones and increased roaming, the favourable impact of new two-year rate plan pricing that came into effect at the beginning of August 2013, and a higher percentage of postpaid customers in our total subscriber base. This was partly offset by lower voice ARPU, year over year.
     Data ARPU growth of 14.6% this quarter and 16.9% year to date reflects increased use of e-mail, wireless Internet, text messaging, mobile TV, streaming video/music services, as well as increased adoption of data plans driven by higher penetration of smartphones and other data devices such as tablets. Data ARPU growth is beginning to moderate as competitive pressures are driving richer rate plans with bigger data usage thresholds, included value-added services and lower roaming rates, and as customers off-load data traffic increasingly to Wi-Fi hotspots.
     Voice ARPU declined 5.8% in Q3 2013 and 5.1% in the first nine months of this year, mainly as a result of greater use of included-minute rate plans for both local and long distance calling, competitive pricing pressures and lower overall voice usage as customers increasingly substitute voice services by data features and services.
     Bell Wireless postpaid gross activations decreased 10.6% and 2.9% in Q3 2013 and year to date, respectively, compared to the same periods last year. This can be attributed to fewer promotional rate plan offers during the back-to-school period compared to Q3 2012, the impact of reduced handset discounts and new two-year rate plan pricing brought about by the implementation of the Wireless Code, as well as a delay in consumer purchases of new smartphones due to models launched towards the end of the third quarter and supply constraints. However, smartphone adoption rates remained high in Q3 2013 at 74% of total postpaid gross activations, compared to 67% in Q3 2012, increasing the percentage of postpaid subscribers with smartphones to 73% at September 30, 2013 compared to 60% one year earlier.
     Prepaid gross activations decreased 10.6% this quarter and 14.8% year to date. This was due to our focus on postpaid customer acquisitions, as well as to competitive acquisition offers targeted at lower-value customers from both the newer wireless entrants and national wireless service providers’ discount brands that we chose not to match.
     As a result of lower year-over-year postpaid and prepaid gross activations, total gross wireless activations decreased 10.6% in Q3 2013 and 5.8% in the first nine months of the year.
     Our blended wireless churn rate improved 10-basis points in Q3 2013 to 1.5%. Although postpaid and prepaid churn were unchanged, year over year, the improvement in our blended churn rate can be attributed to a greater percentage of postpaid subscribers in our subscriber base as postpaid customers typically have a lower churn rate than prepaid customers. In the first nine months of 2013, blended wireless churn decreased to 1.6%, driven by a 10-basis point improvement in both postpaid and prepaid churn to 1.2% and 3.6%, respectively.
     Postpaid net activations decreased 30.8% in Q3 2013 and 17.4% in the first nine months of 2013, as a result of lower year-over-year gross activations and a higher number of customer deactivations reflecting the impact of a relatively stable churn rate on a larger postpaid customer base this year compared to last year.
     Prepaid net customer losses improved 29.3% this quarter and 14.6% year to date even with fewer year-over-year gross activations, due to fewer customer deactivations.
     At September 30, 2013, we provided service to 7,805,100 wireless subscribers, representing an increase of 3.0% since the end of Q3 2012. The proportion of Bell Wireless customers subscribing to postpaid service increased to 86% this quarter from 83% one year earlier.

BCE INC.   Q3 2013   QUARTERLY REPORT   17

Management’s Discussion and Analysis

Bell Wireless EBITDA

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating costs	(876)	(881)	(5)	(0.6%	)	(2,533)	(2,492)	41	1.6%
EBITDA	617	553	64	11.6%		1,811	1,636	175	10.7%
Total EBITDA margin	41.3%	38.6%		2.7 pts		41.7%	39.6%		2.1 pts
Service EBITDA margin	45.0%	42.3%		2.7 pts		45.2%	43.3%		1.9 pts

Bell Wireless EBITDA increased 11.6% in the third quarter of 2013 and 10.7% in the first nine months of 2013, reflecting higher operating revenues, as described above, and well-controlled operating costs. As a result of strong EBITDA growth in 2013, Bell Wireless EBITDA margin, based on wireless service revenue, expanded to 45.0% this quarter and 45.2% year to date from 42.3% and 43.3% in the corresponding periods last year.
     Bell Wireless operating costs in Q3 2013 decreased 0.6% year over year. The year-over-year reduction was driven by lower subscriber acquisition costs and customer retention spending, reflecting fewer gross activations and device upgrades coupled with reduced handset discounts consistent with higher average smartphone prices on new two-year rate plans. Lower wireless content costs, decreased bad debt expense and lower marketing and advertising costs also contributed to the improvement in wireless operating costs this quarter. These factors were offset partly by higher payments to other carriers due to greater data roaming volume, as well as higher real estate costs associated with retail distribution and network expansion. Year to date, wireless operating costs were up 1.6% compared to the first nine months of 2012, mainly as a result of greater customer retention spending, higher payments to other carriers due to growth in data roaming volumes, and higher real estate costs related to network and retail store expansion.
     Wireless cost of acquisition (COA) per gross activation in the third quarter and first nine months of 2013 increased $6 and $11, respectively, over the same periods in 2012, mainly as a result of higher sales commissions paid. Higher per-unit handset discounts, driven by a higher postpaid smartphone mix and aggressive competitive handset pricing particularly in the first half of this year, also contributed to the increase in wireless COA in the first nine months of 2013, compared to the same period last year.
     Retention costs as a percentage of service revenue were 9.3% in the third quarter and 9.6% in the first nine months of 2013, as compared to 10.1% and 9.9% in the same respective periods last year. The year-over-year decrease was due to lower handset discounts, mainly as a result of fewer customer upgrades year over year.

Bell Media Segment

Bell Media Revenue

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE	YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Total external revenue	597	496	101	20.4%	1,591	1,468	123	8.4%
Inter-segment revenue	67	50	17	34.0%	145	124	21	16.9%
Total revenue	664	546	118	21.6%	1,736	1,592	144	9.0%

Bell Media revenues increased 21.6% in Q3 2013 and 9.0% in the first nine months of 2013, due primarily to the acquisition of Astral, which contributed significantly to overall advertising and subscriber fee revenues this quarter. This was partly offset by revenues generated from Bell Media’s broadcast of the London Summer Olympic Games in Q3 2012 that did not recur this year.
     Excluding Astral and the favourable impact of the Olympics in Q3 2012, advertising revenues in Q3 2013 were up, year over year. This can be attributed largely to healthy growth in conventional TV, reflecting the strength of our conventional TV programming schedule and ratings during the summer season, even as advertising demand for the conventional TV industry as a whole continued to be adversely affected by declining audience levels. Higher viewership levels for non-sports specialty TV, driven by increases at The Comedy Network and Bravo, also contributed to higher advertising revenues in the quarter. Sports specialty TV advertising revenue remained relatively unchanged, year over year, while radio advertising sales declined due to increased competition in many key markets, reduced spending across certain industry sectors, and the impact of radio asset divestitures in Toronto, Calgary and Winnipeg mandated by the CRTC as a result of our acquisition of Astral.
     Excluding Astral, subscriber fee revenue in Q3 2013 was down compared to last year, due to the recognition of revenue in Q3 2012 resulting from a CRTC decision in respect of a settlement between Bell Media and certain BDUs. This decrease was largely offset by the favourable impact of market-based rate increases charged to BDUs through renegotiated agreements for certain non-Astral Bell Media specialty TV services and higher revenue from new mobile content deals.

18   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Media EBITDA

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE	YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating costs	(465)	(389)	76	19.5%	(1,283)	(1,203)	80	6.7%
EBITDA	199	157	42	26.8%	453	389	64	16.5%
EBITDA margin	30.0%	28.8%		1.2 pts	26.1%	24.4%		1.7 pts

Bell Media’s EBITDA increased 26.8% in the third quarter of 2013 and 16.5% in the first nine months of 2013, due to higher year-over-year operating revenues as described above, partly offset by higher operating costs.
     Bell Media’s operating costs increased 19.5% this quarter and 6.7% year to date, mainly as a result of the acquisition of Astral, and higher amortization of the fair value of certain programming rights, resulting mainly from a $22 million net non-cash credit recorded in Q3 2012, compared to a net non-cash charge of $2 million in Q3 2013. Higher Canadian and foreign conventional and non-sports specialty TV program costs, increased costs to secure rights for certain content, and the return of pre-season hockey to our programming schedule this year, also contributed to higher media operating costs. TV programming and production costs incurred in Q3 2012 for our broadcast of the London Summer Olympic Games moderated the year-over-year increase in Bell Media operating costs this quarter.

Bell Aliant Segment

Bell Aliant Revenue

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Local and access	278	295	(17)	(5.8%	)	838	881	(43)	(4.9%	)
Long distance	73	83	(10)	(12.0%	)	220	247	(27)	(10.9%	)
Data(1)	224	205	19	9.3%		657	598	59	9.9%
Wireless	25	24	1	4.2%		72	69	3	4.3%
Equipment and other(1)	33	32	1	3.1%		97	98	(1)	(1.0%	)
Total external revenues	633	639	(6)	(0.9%	)	1,884	1,893	(9)	(0.5%	)
Inter-segment revenues	63	59	4	6.8%		187	174	13	7.5%
Total revenue	696	698	(2)	(0.3%	)	2,071	2,067	4	0.2%

(1)	We have reclassified amounts for the prior period to make them consistent with the presentation for the current period.

Bell Aliant revenues remained relatively stable, year over year, decreasing 0.3% this quarter and increasing 0.2% year to date. Growth in data revenues were essentially offset by year-over-year declines in local and access and long distance revenues.
     Local and access revenues decreased 5.8% and 4.9% in the third quarter and first nine months of 2013, respectively. The year-over-year decline, both this quarter and year to date, resulted from a 5.7% reduction in Bell Aliant’s NAS customer base, reflecting competitive losses driven by aggressive pricing by competitors and continued customer substitution to wireless and IP-based solutions. Improved retention in Bell Aliant’s residential FibreOP markets, as well as expansion into new markets, moderated the decline in the residential customer NAS base. Higher customer acquisition and retention credits driven by matching of competitive offers also contributed to the decrease in local and access revenues this quarter. At September 30, 2013, Bell Aliant had 2,392,275 NAS lines, compared to 2,535,843 NAS lines at the end of the third quarter of 2012.
     Long distance revenues were down 12.0% this quarter and 10.9% year to date. The declines were as a result of lower NAS and lower overall conversation minutes due to substitution of traditional wireline service with email, wireless calling and voice over Internet protocol (VoIP) services, as well as customer migration from per-minute plans to flat rate plans.
     Data revenues increased 9.3% in the third quarter of 2013 and 9.9% in the first nine months of 2013, due to strong growth in Internet and IPTV revenues, as well as to higher IP connectivity revenues. Higher Internet revenue was driven by customer growth, reflecting continued healthy demand for FibreOP services, as well as growth in residential Internet ARPU resulting from increased customer adoption of higher bandwidth plans and price increases. At September 30, 2013, Bell Aliant had 944,914 high-speed Internet subscribers, which included 166,008 FibreOP customers, compared to 913,623 subscribers at the end of the third quarter of 2012, which included 92,027 FibreOP customers. Higher IPTV service revenue was driven by growth in Bell Aliant’s FibreOP TV customer base. Total IPTV net activations were 14,542 this quarter and 40,244 year to date, compared to 12,255 and 30,331 in the same periods last year. At September 30, 2013, Bell Aliant had 163,264 IPTV customers, which included 142,052 FibreOP TV customers, compared to 107,391 IPTV customers at the end of the third quarter of 2012, which included 79,472 FibreOP TV customers.
     Wireless revenues in Q3 2013 were 4.2% higher this quarter and 4.3% higher year to date as a result of wireless customer growth over the past year combined with a modest increase in ARPU reflecting growth in smartphone users choosing enhanced voice and data plans. At September 30, 2013, Bell Aliant had 146,082 wireless customers, representing a 2.6% increase since the end of the third quarter of 2012.
     Equipment and other revenues were essentially unchanged, year over year, increasing 3.1%, or $1 million, in Q3 2013 and decreasing 1.0%, or $1 million, year to date.

BCE INC.   Q3 2013   QUARTERLY REPORT   19

Management’s Discussion and Analysis

Bell Aliant EBITDA

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Operating costs	(372)	(367)	5	1.4%		(1,104)	(1,089)	15	1.4%
EBITDA	324	331	(7)	(2.1%	)	967	978	(11)	(1.1%	)
EBITDA margin	46.6%	47.4%		(0.8) pts		46.7%	47.3%		(0.6) pts

Bell Aliant EBITDA both in the third quarter and first nine months of 2013 was down slightly year over year, decreasing 2.1% and 1.1%, respectively, as a result of higher operating costs. EBITDA margin declined by 80 basis points this quarter and 60 basis points year to date to 46.6% and 46.7%, respectively, as continued declines in higher-margin voice revenues and higher operating costs were not offset fully by growth in lower-margin data service revenues.
     Bell Aliant’s operating costs increased 1.4% both this quarter and year to date, reflecting higher IPTV content and sales support costs to grow its FibreOP service, as well as increased marketing and sales expenses attributable to growth in FibreOP customers. Lower general and administrative expenses, driven by productivity initiatives, partly offset the year-over-year increase in operating costs this quarter.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	SEPTEMBER 30,	DECEMBER 31,
	2013	2012	$ CHANGE	% CHANGE
Debt due within one year(1)	2,902	2,136	766	35.9%
Long-term debt	16,339	13,886	2,453	17.7%
Preferred shares(2)	1,698	1,698	–	0.0%
Cash and cash equivalents	(603)	(129)	(474)	n.m.
Net debt	20,336	17,591	2,745	15.6%

(1)	Includes bank advances, notes payable and securitized trade receivables.
(2)	Assumes 50% debt classification of outstanding preferred shares of $3,395 million in 2013 and 2012, consistent with the treatment by certain credit rating agencies.
n.m.: not meaningful

The increase of $3,219 million in debt due within one year and long-term debt was due to:

  the issuance of Series M-26, M-27, M-28 and M-29 MTN Debentures at Bell Canada with a total principal amount of $3 billion
  $1 billion drawn under Bell Canada’s unsecured committed term credit facilities an increase in our notes payable and bank advances (net of repayments) of $512 million the issuance of MTNs at Bell Aliant with a total principal amount of $400 million
  $397 million of debt assumed as part of the acquisition of Astral an increase in our finance lease obligations of $266 million partly offset by:

  $1 billion early redemption of Series M-20 MTN Debentures at Bell Canada
  $400 million early redemption of MTNs at Bell Aliant
  $397 million repayment of Astral debt acquired as part of the acquisition
  $150 million early redemption of Series EA Debentures at Bell Canada
  $367 million of repayments under finance leases.

The increase in cash and cash equivalents was due to a net increase in debt of $2,618 million, free cash flow of $1,897 million and the issuance of preferred shares by Bell Aliant to non-controlling interest (NCI) of $230 million, partly offset by the cost of the Astral acquisition of $2,844 million and $1,343 million of dividends paid on common shares.

20   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

OUTSTANDING SHARE DATA

NUMBER OF
COMMON SHARES OUTSTANDING	SHARES
Outstanding, January 1, 2013	775,381,645
Shares issued under employee stock option plans	420,822
Shares issued under employee savings plans (ESP)	90,089
Outstanding, September 30, 2013	775,892,556

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
STOCK OPTIONS OUTSTANDING	OPTIONS	PRICE ($)
Outstanding, January 1, 2013	5,310,356	37
Granted	2,987,457	44
Exercised(1)	(420,822)	30
Forfeited	(13,205)	40
Outstanding, September 30, 2013(2)	7,863,786	40

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2013 was $45.
(2)	None of the options were vested at September 30, 2013.

CASH FLOWS

	Q3 2013	Q3 2012	$ CHANGE	YTD 2013	YTD 2012	$ CHANGE
Cash flows from operating activities	1,730	1,591	139	4,638	4,697	(59)
Bell Aliant dividends/distributions paid to BCE	48	48	–	143	143	–
Capital expenditures	(880)	(832)	(48)	(2,432)	(2,601)	169
Cash dividends paid on preferred shares	(38)	(27)	(11)	(96)	(94)	(2)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(68)	(85)	17	(215)	(255)	40
Acquisition costs paid	32	39	(7)	50	96	(46)
Bell Aliant free cash flow	(77)	(48)	(29)	(191)	(163)	(28)
Free cash flow	747	686	61	1,897	1,823	74
Bell Aliant free cash flow, excluding dividends/distributions paid	29	–	29	48	20	28
Business acquisitions	(2,844)	(3)	(2,841)	(2,849)	(5)	(2,844)
Acquisition costs paid	(32)	(39)	7	(50)	(96)	46
Other investing activities	(3)	(398)	395	16	(386)	402
Net issuance (repayment) of debt instruments	988	(90)	1,078	2,618	93	2,525
Reduction in securitized trade receivables	–	10	(10)	(14)	(15)	1
Issue of common shares	–	4	(4)	13	30	(17)
Issue of preferred shares	–	–	–	–	280	(280)
Issue of equity securities by subsidiaries to non-controlling interest	–	9	(9)	230	11	219
Repurchase of common shares	–	–	–	–	(107)	107
Cash dividends paid on common shares	(451)	(420)	(31)	(1,343)	(1,243)	(100)
Other financing activities	(39)	(1)	(38)	(92)	(31)	(61)
Net increase in cash and cash equivalents	(1,605)	(242)	(1,363)	474	374	100

Cash Flows from Operating Activities

The increase in cash flows from operating activities of $139 million in the third quarter of 2013 reflects an increase in working capital and $81 million higher EBITDA, exclusive of post-employment benefit plans service cost.
     The decrease in cash flows from operating activities of $59 million for the first nine months of 2013 reflects a decrease in working capital, higher income taxes paid of $49 million and higher interest paid of $49 million. This decrease was partly offset by a decrease of $52 million in severance and other costs paid due to fewer workforce reduction initiatives in 2013, an increase of $154 million in EBITDA, exclusive of post-employment benefit plans service cost, and the receipt of a $36 million pension surplus.

BCE INC.   Q3 2013   QUARTERLY REPORT   21

Management’s Discussion and Analysis

Capital Expenditures

	Q3 2013	Q3 2012	$ CHANGE	% CHANGE		YTD 2013	YTD 2012	$ CHANGE	% CHANGE
Bell	742	688	54	7.8%		2,009	2,144	(135)	(6.3%	)
Capital intensity ratio	16.4%	15.7%		0.7 pts		15.1%	16.4%		(1.3) pts
Bell Aliant	138	144	(6)	(4.2%	)	423	457	(34)	(7.4%	)
Capital intensity ratio	19.8%	20.6%		(0.8) pts		20.4%	22.1%		(1.7) pts
BCE	880	832	48	5.8%		2,432	2,601	(169)	(6.5%	)
Capital intensity ratio	17.3%	16.7%		0.6 pts		16.2%	17.6%		(1.4) pts

Capital expenditures for BCE were up $48 million, or 5.8%, in the third quarter of 2013, reflecting higher spending at Bell, partly offset by slightly lower year-over-year spending at Bell Aliant. As a percentage of revenue, capital expenditures for BCE were 17.3% this quarter, compared to 16.7% last year. In the first nine months of 2013, capital expenditures for BCE decreased $169 million, or 6.5%, due to lower spending at both Bell and Bell Aliant, representing a capital intensity ratio of 16.2% compared to 17.6% in the same period last year.
     At Bell, capital expenditures increased $54 million, or 7.8%, in the third quarter of 2013, corresponding to a capital intensity ratio of 16.4% of revenue compared to 15.7% in the same period last year. The year-over-year increase was due to higher spending to support the expansion and installation of IPTV service, to deploy broadband fibre to more homes and businesses, to expand wireless network capacity to accommodate increasing data usage, and to support the execution of customer contracts in our Business Markets unit. Year to date, Bell capital expenditures decreased $135 million, or 6.3%, corresponding to a capital intensity ratio of 15.1% of revenue compared to 16.4% in the first nine months of 2012. The reduction can be attributed to higher spending in 2012 for the construction and expansion of Bell’s 4G LTE network in urban markets and for retail store expansion in western Canada, as well as to the timing of expected capital investment in 2013 compared to the previous year.
     Capital spending for Bell Aliant decreased $6 million, or 4.2%, in the third quarter of 2013. Similarly, capital spending for Bell Aliant decreased $34 million, or 7.4%, in the first nine months of 2013. These decreases were due to fewer incremental homes passed with its fibre-to-the-home (FTTH) network, a reduction in central Canada FibreOP start-up costs and lower capital expenditures for legacy services.

Free Cash Flow

Free cash flow increased $61 million in the third quarter due to higher cash flows from operating activities, partly offset by higher capital expenditures.
     Free cash flow increased $74 million on a year-to-date basis due to a decrease in capital expenditures, partly offset by lower cash flows from operating activities.

Business Acquisitions

Business acquisitions in the third quarter of 2013 and for the nine months ended reflect our acquisition of Astral.

Other Investing Activities

In the third quarter of 2012, BCE acquired a 28% indirect equity interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) for a net cash consideration of $398 million.

Debt Instruments

2013

In the third quarter of 2013, we issued $988 million of debt, net of repayments. This included the issuance of Series M-28 and Series M-29 MTN Debentures at Bell Canada having a total principal amount of $1 billion, an increase of $1 billion in the amount drawn under our unsecured committed term credit facilities, an increase in notes payable and bank advances of $495 million, offset partly by the early redemption of Series M-20 MTN Debentures at Bell Canada with a total principal amount of $1 billion, $397 million repayment of Astral debt acquired as part of the acquisition and payments under finance leases of $108 million.
     In the first nine months of 2013, we issued $2,618 million of debt, net of repayments. This included the issuance of Series M-26, Series M-27, Series M-28 and Series M-29 MTN Debentures at Bell Canada with a total principal amount of $3 billion, an increase of $1 billion in the amount drawn under our unsecured committed term credit facilities, the issuance of MTNs at Bell Aliant with a principal amount of $400 million, and an increase in notes payable and bank advances of $512 million. This was offset partly by the early redemptions of Series M-20 MTN Debentures at Bell Canada with a principal amount of $1 billion, Series EA Debentures at Bell Canada with a principal amount of $150 million and Series 3 MTNs at Bell Aliant with a total principal amount of $400 million, as well as a $397 million repayment of Astral debt acquired as part of the acquisition, and payments under finance leases of $351 million.

22   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

2012

In the third quarter of 2012, we repaid $90 million of debt, net of issuances. This included payments under finance leases of $107 million, partly offset by an increase in notes payable and bank advances of $15 million.
     In the first nine months of 2012, we issued $93 million of debt, net of repayments. This included the issuance of Series M-25 MTN Debentures at Bell Canada with a principal amount of $1 billion. This was offset partly by the repayment of Series M-13 MTN Debentures at Bell Canada with a total principal amount of $500 million, repayments under notes payable and bank advances of $106 million and payments under finance leases of $280 million.

Issue of Preferred Shares

In the first quarter of 2012, BCE issued 11,200,000 Series AK Preferred Shares for gross proceeds of $280 million.

Issue of Equity Securities by Subsidiaries to NCI

In the first quarter of 2013, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $230 million.

Repurchase of Common Shares

In December 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a normal course issuer bid. BCE repurchased and cancelled 2,604,439 of its common shares for a total cash outlay of $107 million under the program in the first quarter of 2012, when the program was completed.

Cash Dividends Paid on Common Shares

In the third quarter of 2013, cash dividends paid on common shares increased as we paid a dividend of $0.5825 per common share, compared to a dividend paid of $0.5425 per common share in the third quarter of 2012.
     In the first nine months of 2013, cash dividends paid on common shares increased as we paid a dividend of $1.7325 per common share as compared to a dividend paid of $1.6025 per common share in the first nine months of 2012.

POST-EMPLOYMENT BENEFIT PLANS

For the three months and nine months ended September 30, 2013, we recorded a decrease in our post-employment benefit obligations and an actuarial gain, before taxes and NCI, of $628 million and $1,418 million, respectively, in OCI. The change in Q3 was due to an increase in the discount rate and a higher-than-expected return on plan assets. For the nine months ended September 30, 2013, a higher discount rate was offset partly by a lower actual return than the expected return on plan assets.
     For the three months and nine months ended September 30, 2012, we recorded an increase in our post-employment benefit obligation and an actuarial loss, before taxes and NCI, of $547 million and $1,378 million, respectively, in other comprehensive loss. In both periods, this was due to a decrease in the discount rate offset partly by an actual return on plan assets that was higher than the expected.

CREDIT RATINGS

Our key credit ratings remained unchanged from those described in the BCE 2012 Annual MD&A.

LIQUIDITY

The $3.27 billion acquisition of Astral was funded with the issuance by Bell Canada of $1 billion of MTN Debentures in June 2013 and a $1 billion drawdown under its unsecured committed term credit facilities in July 2013. The balance of the purchase price was paid with a combination of cash on hand and the issuance of commercial paper. As a result of the acquisition, contractual obligations increased by approximately $958 million at September 30, 2013.
     In connection with the upcoming 700 Megahertz (MHz) spectrum auction scheduled to begin on January 14, 2014, Bell Canada issued letters of credit for the pre-auction financial deposit as required by Industry Canada.
     All other cash requirements remain substantially unchanged from those described in the BCE 2012 Annual MD&A.

BCE INC.   Q3 2013   QUARTERLY REPORT   23

Management’s Discussion and Analysis

LITIGATION

Recent Developments in Legal Proceedings

The following are updates to the legal proceedings described in the BCE 2012 AIF under the section Legal Proceedings (at pages 34 to 36 of the BCE 2012 AIF), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2013 First Quarter MD&A and the BCE 2013 Second Quarter MD&A, also filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2012 AIF.

Purported Class Action Concerning 911 Fees

As discussed in more detail in the BCE 2012 AIF under Legal Proceedings – Purported Class Action Concerning 911 Fees, on June 26, 2008, a statement of claim was filed under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against telecommunications service providers, including Bell Mobility Inc. (Bell Mobility), Bell Aliant Regional Communications, Limited Partnership, BCE Inc. and Bell Canada. The claim alleges, among other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “911 fees” invoiced by telecommunications service providers to their customers, and seeks unspecified damages and punitive damages. The action seeks certification of a national class encompassing all customers of telecommunications service providers wherever resident in Canada. On July 22, 2013, the plaintiffs delivered an amended statement of claim which removed BCE Inc. and Bell Canada as defendants, and added claims for unjust enrichment and breaches of provincial consumer protection legislation and the Competition Act. The claim has not yet been certified as a class action.

Class Action Concerning Wireless System Access Fees

As discussed in more detail in the BCE 2012 AIF under Legal Proceedings – Class Action Concerning Wireless System Access Fees, on December 16, 2011, a new proceeding was filed in the Supreme Court of British Columbia against several telecommunications service providers, including BCE Inc. and Bell Mobility. The claim is similar to the claim filed on August 9, 2004 under The Class Actions Act (Saskatchewan) in the Saskatchewan Court of Queen’s Bench against wireless service providers in connection with certain system access fees invoiced by wireless service providers to their customers, and which is also discussed in more detail in the BCE 2012 AIF. The action seeks an injunction restraining the alleged misrepresentation, an order for restoration or disgorgement of the system access fee’s revenue and punitive damages. On August 27, 2013, the plaintiff discontinued the proceeding against BCE Inc. only. The claim has not yet been certified as a class action.

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2012 Annual MD&A under the section Our Regulatory Environment (at pages 61 to 63 of the BCE 2012 Annual Report), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2013 First Quarter MD&A and the BCE 2013 Second Quarter MD&A, also filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov).

24   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

TELECOMMUNICATIONS ACT

Adoption of a National Wireless Services Consumer Code of Conduct

On June 3, 2013, the CRTC established the Wireless Code, which applies to all wireless services provided to individual and small business consumers (eg. businesses that on average spend less than $2,500 per month on telecom services) in all provinces and territories.
     Where an obligation in the Wireless Code relates to a specific contractual relationship between a wireless service provider and a customer, the Wireless Code applies if the contract is entered into, amended, renewed, or extended on or after December 2, 2013. The Wireless Code will apply to and modify all contracts, no matter when they were entered into, on June 3, 2015. As a result, all three-year contracts entered into on or after June 4, 2012, and before December 2, 2013, will retroactively become subject to the Wireless Code on June 3, 2015, despite having been entered into before the Wireless Code came into effect. On July 3, 2013, Bell Mobility, together with Rogers Communications Inc., TELUS Corporation, Saskatchewan Telecommunications Holding Corporation and Manitoba Telecom Services Inc., filed an application with the Federal Court of Appeal seeking leave to appeal this retroactive application of the Wireless Code. The Federal Court of Appeal granted leave to appeal on September 24, 2013. If the appeal is successful, consumer contracts entered into before December 2, 2013 (estimated to account for about 20% of all post-paid consumer contracts) would remain exempt from the Wireless Code’s application and would be permitted to run to their contracted 3-year end dates.

Wholesale Services Framework Review

On October 15, 2013, the CRTC initiated a review of wholesale services and associated policies. This comprehensive review, which will run until the end of 2014, will notably examine whether currently mandated wholesale services should be forborne, whether currently forborne wholesale services should be re-regulated and whether additional wholesale high-speed access services should be mandated, including over fibre-to-the-premises facilities. The CRTC has specifically excluded from this review any consideration of wireless wholesale services. Modifications to the regulatory regime applicable to Bell Canada’s wholesale telecommunications services could have significant impacts on its wholesale telecommunications business and potentially, by extension, in certain retail markets.

Measures Imposed by the CRTC in Approving the Astral Acquisition

In approving the Astral transaction, the CRTC imposed new conditions of licence to enable it to exercise greater regulatory oversight over the affiliation agreements that BCE’s media and distribution businesses enter into, both with each other and third party programmers and distributors. There is also a new measure which would automatically direct affiliation negotiations to the CRTC’s dispute resolution processes in the case where an existing affiliation is nearing expiry and has not yet been renewed. These new conditions of licence are expected to take effect before the end of the year rather than on or about September 1, 2013 as was originally contemplated. We do not expect that any of the above-mentioned commitments will have a material impact on our business.

BROADCASTING ACT

CRTC Consultation on the Future of Canada’s Television System

On October 16, 2013, the Federal government announced in its throne speech its intention to require the unbundling of television channels to allow Canadian families to be able to choose the combination of television channels to which they want to subscribe, while protecting Canadian jobs. This announcement was followed by the launch on October 24 of a CRTC consultation inviting Canadian consumers to provide their input on the future of Canada’s television system. As part of this consultation, the CRTC is inquiring whether consumers are satisfied with Canadian television programming content, how their channels are packaged and other related matters. Regulatory changes resulting from this consultation could have an adverse impact on Bell TV and Bell Media’s businesses, the extent of which is unclear at this time. The CRTC has indicated that this consultation will lead to a public hearing in September 2014. It is unlikely that a decision on the new regulatory environment for television will be released prior to the end of 2014.

BCE INC.   Q3 2013   QUARTERLY REPORT   25

Management’s Discussion and Analysis

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2012 Annual MD&A, as subsequently updated in the BCE 2013 First Quarter MD&A, in the BCE 2013 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following:

Assumptions About the Canadian Economy

  growth in the Canadian economy of 1.6% in 2013 based on the Bank of Canada’s most recent estimate, a twenty basis point decrease compared with an earlier estimate of 1.8%.

Canadian Market Assumptions

  a slow pace of employment growth and new business formation affecting overall business customer demand;
  a sustained level of wireline and wireless competition in both consumer and business markets;
  higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution;
  increasing wireless industry penetration driven, in particular, by the accelerated adoption of smartphones, tablets and data applications, the expansion of LTE service in most urban and suburban markets, the proliferation of 4G devices, as well as population growth; and
  a soft advertising market for Bell Media.

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  stabilizing residential NAS line erosion rate as our broadband investments in Fibe TV drive three-product household penetration, increase our multiple-dwelling units (MDUs) market share, and generate higher pull-through attach rates for our residential Internet and Home Phone services, subject to the risk of more aggressive promotional offers from our cable TV competitors and increasingly affordable Canada-wide unlimited wireless plans, which could lead to higher residential NAS line losses;
  increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, as we further extend our IPTV broadband fibre footprint in areas of Ontario and Québec, utilize our ability to seek greater penetration within the MDU market, and capitalize on our extensive retail distribution network (which includes The Source) and our leadership position in high-definition (HD) programming;
  improved subscriber acquisition at Bell Internet through increased fibre coverage and speeds due to our significant network capital investment and the implementation of new technologies to drive greater Fibe TV expansion and Internet attach rates;
  gradual improvement in the performance of our Business Markets unit based on increased business customer spending, new business formation and higher demand for connectivity and information and communications technology (ICT) services driven by a strengthening economy and an improvement in employment rates, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements and deferral of ICT projects;
  continued customer migration to IP-based systems, increased competitive intensity in mass and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment and ongoing competitive re-price pressures in our business and wholesale markets; and
  cost savings to be achieved from management workforce attrition and retirements, call center efficiencies, field service productivity improvements, further reduction in supplier contract rates, lower print and mail costs, effective content cost management and reducing traffic that is not on our own network.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of investments made in 2012 in customer acquisition and retention, along with continued strength in smartphone activations and data usage;
  continued aggressive competition in 2013 as competitors attempt to maintain or gain wireless market share;
  wireless revenue growth to be underpinned by continued growth in our subscriber base and ARPU, driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management;
  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device line-up and from faster data speeds that are allowing our clients to optimize the use of our services; and
  the proliferation of more expensive and sophisticated wireless devices, as well as heightened competitive activity, to exert pressure on EBITDA, due mainly to increased handset discount resulting in higher subscriber acquisition and customer retention costs.

26   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Operational Assumptions Concerning Bell Media

  the non-recurrence, in 2013, of significant events that occurred in 2012, including the London Summer Olympic Games, the NHL lockout and retroactive rate increases for specialty programming services;
  growth in subscriber revenues to be driven by contracted market-based rate increases for our specialty sports services;
  in conventional TV, building and maintaining strategic supply arrangements for content on four screens, continuing to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, producing market-leading news and investments in HD broadcasting;
  increased costs to secure sports content as we face greater competition from both new entrants and established competitors, and as market rates for specialty content generally increase;
  in our non-sports English and French pay and specialty TV services, investment in quality programming and production, marketing and ongoing development of key brand partnership initiatives with respect to our existing services;
  pursuant to the Astral acquisition, achievement of cost reductions by maximizing assets, achieving productivity gains and pursuing operational efficiencies; and
  executing in local radio and TV markets to provide listeners and viewers with quality content, incorporating opportunities for multi-platform selling.

Please see the section entitled Business Outlook and Assumptions in the BCE 2012 Annual MD&A at pages 31 to 33 of the BCE 2012 Annual Report, as updated in the BCE 2013 First Quarter MD&A and in the BCE Second Quarter MD&A, for a more complete description of certain of the above and other assumptions for 2013 that we made in preparing forward-looking statements, which section is, except to the extent modified in this MD&A, incorporated herein by reference. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or results of operation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2012 Annual MD&A we provided a detailed review of risks that could affect our business, financial position and results of operation and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described in the BCE 2012 Annual MD&A, as updated in the BCE 2013 Second Quarter MD&A included, without limitation, risks associated with:

  the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results;
  the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services;
  the increased adoption by customers of alternative TV services;
  variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels;
  regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters;
  our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic;
  events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities and other assets;
  our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks;
  our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services;
  our failure to implement, on a timely basis, or maintain effective information technology (IT) systems and the complexity and costs of our IT environment;
  general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services;
  our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service;
  increased contributions to post-employment benefit plans;
  ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions;
  the complexity of our product offerings and pricing plans;
  labour disruptions;

BCE INC.   Q3 2013   QUARTERLY REPORT   27

Management’s Discussion and Analysis

  employee retention and performance;
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services;
  the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects;
  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations;
  our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies;
  launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership;
  the theft of our direct-to-home (DTH) satellite TV services;
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations and competitive pressures;
  the adverse effect of new technology and increasing fragmentation in Bell Media’s TV and radio markets;
  health concerns about radio frequency emissions from wireless devices;
  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions;
  uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained;
  stock market volatility;
  our failure to evolve practices and effectively monitor and control fraudulent activities; and
  the failure to successfully integrate Astral into Bell Media and to successfully complete the divestitures required by the Competition Bureau and the CRTC.

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2012 Annual MD&A at pages 64 to 72 of the BCE 2012 Annual Report, as updated in the 2013 Second Quarter MD&A, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2012 Annual MD&A, at pages 56 to 63 of the BCE 2012 Annual Report, as updated in the BCE 2013 First Quarter MD&A and in the BCE 2013 Second Quarter MD&A, for a more complete description of the above-mentioned and other risks, which sections are incorporated herein by reference.

Our Accounting Policies

BCE’s consolidated interim financial statements for the third quarter of 2013 were prepared in accordance with IFRS, as issued by the IASB, under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 6, 2013. BCE’s consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2012, except as noted below. The consolidated interim financial statements do not include all of the notes required in annual financial statements.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2013, we adopted the following new or amended accounting standards on a retrospective basis.
     In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan includes net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities are required to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans.
     These amendments did not impact our consolidated statements of financial position or our consolidated statements of cash flows. The impact of the decrease in the expected return on plan assets, as a result of the amended standard, on our consolidated income statements and consolidated statements of comprehensive income is as follows.

FOR THE PERIOD ENDED SEPTEMBER 30, 2012	THREE MONTHS	NINE MONTHS
Interest on post-employment benefit obligations increase	(60)	(182)
Income taxes decrease	15	49
Net earnings decrease	(45)	(133)
Actuarial losses on post-employment benefit plans decrease/Other comprehensive loss decrease	45	133
Net earnings per common share decrease (Basic and Diluted)	(0.06)	(0.17)

28   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method.
     As a result of adopting IFRS 11, we account for our 50% interest in Inukshuk Limited Partnership (Inukshuk) as a joint operation. Inukshuk was previously classified as a joint venture and accounted for using the equity method. IFRS 11 did not have a material impact on our consolidated income statements or our consolidated statements of cash flows. The impacts on our consolidated statements of financial position are as follows.

	DECEMBER 31,	JANUARY 1,
	2012	2012
Increase/(Decrease) in:
Cash	2	2
Trade and other receivables	–	27
Property, plant and equipment	–	17
Intangible assets	96	208
Investments in associates and joint ventures	(97)	(213)
Trade payables and other liabilities	1	15
Debt due within one year	–	26

The following new or amended standards did not have a significant impact on our consolidated interim financial statements.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position.
     This amendment did not impact our disclosures as we do not have any material offsetting arrangements.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities.
     The adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries and investees.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.
     As required, the enhanced disclosures will be included in our annual financial statements for the year ended December 31, 2013.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.
     The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. We have included the quarterly disclosure requirements in Note 12, Fair Value of Financial Assets and Liabilities in BCE’s Q3 2013 consolidated interim financial statements.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in OCI and their classification within OCI.
     As a result of adopting the amendments to IAS 1, we have grouped items within our Consolidated Statement of Comprehensive Income by those that will be reclassified subsequently to net earnings and those that will not be reclassified to net earnings.

BCE INC.   Q3 2013   QUARTERLY REPORT   29

Management’s Discussion and Analysis

FUTURE CHANGES TO ACCOUNTING STANDARDS

In May 2013, IASB amended IAS 36 – Impairment of Assets, providing guidance on recoverable amount disclosures for non-financial assets. The amendments to IAS 36 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     In June 2013, IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting. The amendments to IAS 39 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     The adoption of these IFRS amendments is not expected to have a significant impact on our financial statements.

CHANGE IN ACCOUNTING ESTIMATE

As part of our annual review of the useful lives of property, plant and equipment and finite-life intangible assets, we changed the useful lives of fibre optic cable (excluding submarine cable) from 20 to 25 years, certain customer premise equipment from 3 and 8 years to 5 years, certain IT and network software from a range of 3 to 5 years to a range of 3 to 12 years, and certain broadcasting equipment from 15 to 20 years to better reflect their useful lives. The changes have been applied prospectively effective January 1, 2013 and will decrease depreciation and amortization expense for these assets for the year ended December 31, 2013 by approximately $100 million.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Chief Executive Officer and the Chief Financial Officer of BCE have limited the scope of their design of BCE’s disclosure controls and procedures and internal control over financial reporting to exclude the controls, policies and procedures of Astral, which we acquired on July 5, 2013. Astral’s contribution to our consolidated financial statements for the nine months ended September 30, 2013 was approximately 1% of consolidated revenues and 2% of consolidated net earnings. Additionally, at September 30, 2013, Astral’s current assets and current liabilities were approximately 16% and 2% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 7% and 1% of consolidated non-current assets and non-current liabilities, respectively. The design of Astral’s disclosure controls and procedures and internal control over financial reporting will be completed for Q3 2014.
     Further details related to the acquisition of Astral are disclosed in note 3 to BCE’s unaudited consolidated financial report for the third quarter of 2013.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

30   BCE INC.   Q3 2013   QUARTERLY REPORT

Management’s Discussion and Analysis

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented Information, in BCE’s Q3 2013 consolidated financial statements.
     We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Net earnings	452	644	1,795	2,111
Severance, acquisition and other costs	297	25	358	64
Depreciation	683	673	2,039	1,985
Amortization	162	180	486	539
Finance costs
Interest expense	242	225	691	641
Interest on post-employment benefit obligations	38	33	113	99
Other expense (income)	24	8	7	(26)
Income taxes	165	231	602	579
EBITDA	2,063	2,019	6,091	5,992

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.
     Starting in 2013, our definition of Adjusted net earnings has been modified to exclude premiums on early redemption of debt to align with the reporting practices of our peers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q3 2013		Q3 2012		YTD 2013		YTD 2012
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	343	0.44	527	0.68	1,480	1.91	1,790	2.31
Severance, acquisition and other costs	222	0.29	19	0.02	266	0.34	48	0.06
Net gains on investments	(2)	(0.01)	–	–	(5)	(0.01)	(8)	(0.01)
Premiums on early redemption of debt	21	0.03	–	–	36	0.05	–	–
Adjusted net earnings	584	0.75	546	0.70	1,777	2.29	1,830	2.36

BCE INC.   Q3 2013   QUARTERLY REPORT   31

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.
     Starting in 2013, our definition of free cash flow has been modified to exclude voluntary pension funding because it is a discretionary use of excess cash. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to NCI, and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Q3 2013	Q3 2012	YTD 2013	YTD 2012
Cash flows from operating activities	1,730	1,591	4,638	4,697
Bell Aliant dividends/distributions to BCE	48	48	143	143
Capital expenditures	(880)	(832)	(2,432)	(2,601)
Cash dividends paid on preferred shares	(38)	(27)	(96)	(94)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(68)	(85)	(215)	(255)
Acquisition costs paid	32	39	50	96
Bell Aliant free cash flow	(77)	(48)	(191)	(163)
Free cash flow	747	686	1,897	1,823

32   BCE INC.   Q3 2013   QUARTERLY REPORT

Consolidated Income Statements

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in millions of Canadian dollars, except share amounts) (unaudited)	NOTE	2013	2012	2013	2012
Operating revenues	4	5,099	4,982	15,018	14,817
Operating costs	5	(3,036)	(2,963)	(8,927)	(8,825)
Severance, acquisition and other costs	6	(297)	(25)	(358)	(64)
Depreciation		(683)	(673)	(2,039)	(1,985)
Amortization		(162)	(180)	(486)	(539)
Finance costs
Interest expense		(242)	(225)	(691)	(641)
Interest on post-employment benefit obligations	11	(38)	(33)	(113)	(99)
Other (expense) income	7	(24)	(8)	(7)	26
Earnings before income taxes		617	875	2,397	2,690
Income taxes	8	(165)	(231)	(602)	(579)
Net earnings		452	644	1,795	2,111
Net earnings attributable to:
Common shareholders		343	527	1,480	1,790
Preferred shareholders		32	36	98	105
Non-controlling interest		77	81	217	216
Net earnings		452	644	1,795	2,111
Net earnings per common share – basic and diluted	9	0.44	0.68	1.91	2.31
Average number of common shares outstanding – basic (millions)		775.9	774.2	775.8	774.1

Consolidated Statements of Comprehensive Income

FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(in millions of Canadian dollars) (unaudited)	2013	2012	2013	2012
Net earnings	452	644	1,795	2,111
Other comprehensive income (loss), net of income taxes
Items that will be reclassified subsequently to net earnings
Net change in value on available-for-sale financial assets, net of income taxes of nil for the three months and nine months ended September 30, 2013 and 2012, respectively	–	(2)	3	1
Net change in value on derivatives designated as cash flow hedges, net of income taxes of $2 million and $3 million for the three months ended September 30, 2013 and 2012, respectively, and ($5) million and $3 million for the nine months ended September 30, 2013 and 2012, respectively	(6)	(21)	14	(21)
Items that will not be reclassified to net earnings
Actuarial gains (losses) on post-employment benefit plans, net of income taxes of ($169) million and $148 million for the three months ended September 30, 2013 and 2012, respectively, and ($379) million and $379 million for the nine months ended September 30, 2013 and 2012, respectively	459	(399)	1,039	(999)
Other comprehensive income (loss)	453	(422)	1,056	(1,019)
Total comprehensive income	905	222	2,851	1,092
Total comprehensive income attributable to:
Common shareholders	760	149	2,419	867
Preferred shareholders	32	36	98	105
Non-controlling interest	113	37	334	120
Total comprehensive income	905	222	2,851	1,092

BCE INC.   Q3 2013   QUARTERLY REPORT   33

Consolidated Statements of Financial Position

		SEPTEMBER 30,	DECEMBER 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2013	2012
ASSETS
Current assets
Cash		169	119
Cash equivalents		434	10
Trade and other receivables		2,795	2,910
Current tax receivable		25	36
Inventory		424	392
Prepaid expenses		440	301
Assets held for sale	3	654	5
Other current assets		149	140
Total current assets		5,090	3,913
Non-current assets
Property, plant and equipment		20,448	20,007
Intangible assets		9,522	8,183
Deferred tax assets		191	244
Investments in associates and joint ventures		794	800
Other non-current assets		726	637
Goodwill		8,436	7,185
Total non-current assets		40,117	37,056
Total assets		45,207	40,969

LIABILITIES
Current liabilities
Trade payables and other liabilities		3,888	3,916
Interest payable		150	128
Dividends payable		466	453
Current tax liabilities		417	113
Debt due within one year	10	2,902	2,136
Total current liabilities		7,823	6,746
Non-current liabilities
Long-term debt	10	16,339	13,886
Deferred tax liabilities		1,315	761
Post-employment benefit obligations		2,104	3,422
Other non-current liabilities		1,432	1,429
Total non-current liabilities		21,190	19,498
Total liabilities		29,013	26,244

EQUITY
Equity attributable to BCE shareholders
Preferred shares	13	3,395	3,395
Common shares		13,629	13,611
Contributed surplus		2,606	2,557
Accumulated other comprehensive income (loss)		10	(6)
Deficit		(4,642)	(5,682)
Total equity attributable to BCE shareholders		14,998	13,875
Non-controlling interest		1,196	850
Total equity		16,194	14,725
Total liabilities and equity		45,207	40,969

34   BCE  INC.   Q3 2013   QUARTERLY REPORT

Consolidated Statements of Changes in Equity

	ATTRIBUTABLE TO BCE SHAREHOLDERS
				ACCUMULATED
				OTHER
				COMPREHEN-			NON-
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013	PREFERRED	COMMON	CONTRIBUTED	SIVE (LOSS)			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	SHARES	SHARES	SURPLUS	INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2013	3,395	13,611	2,557	(6)	(5,682)	13,875	850	14,725
Net earnings	–	–	–	–	1,578	1,578	217	1,795
Other comprehensive income	–	–	–	16	923	939	117	1,056
Total comprehensive income	–	–	–	16	2,501	2,517	334	2,851
Common shares issued under stock option plan	–	14	(1)	–	–	13	–	13
Common shares issued under employee savings plan	–	4	–	–	–	4	–	4
Other share-based compensation	–	–	50	–	–	50	1	51
Dividends declared on BCE common and preferred shares	–	–	–	–	(1,454)	(1,454)	–	(1,454)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(221)	(221)
Equity securities issued by subsidiaries to non-controlling interest	–	–	–	–	–	–	225	225
Equity transaction with non-controlling interest	–	–	–	–	(7)	(7)	7	–
Balance at September 30, 2013	3,395	13,629	2,606	10	(4,642)	14,998	1,196	16,194

	ATTRIBUTABLE TO BCE SHAREHOLDERS
					ACCUMULATED
					OTHER
FOR THE NINE MONTHS ENDED			SHARES		COMPREHEN-			NON-
SEPTEMBER 30, 2012	PREFERRED	COMMON	SUBJECT TO	CONTRIBUTED	SIVE (LOSS)			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	SHARES	SHARES	CANCELLATION	SURPLUS	INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2012	3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759
Net earnings	–	–	–	–	–	1,895	1,895	216	2,111
Other comprehensive loss	–	–	–	–	(20)	(903)	(923)	(96)	(1,019)
Total comprehensive (loss) income	–	–	–	–	(20)	992	972	120	1,092
Preferred shares issued	280	–	–	–	–	(3)	277	–	277
Common shares issued under stock option plan	–	34	–	(4)	–	–	30	–	30
Common shares issued from treasury stock	–	24	–	–	–	–	24	–	24
Common shares repurchased and cancelled	–	(46)	–	(3)	–	(58)	(107)	–	(107)
Common shares subject to cancellation	–	–	50	–	–	–	50	–	50
Other share-based compensation	–	–	–	35	–	(1)	34	5	39
Dividends declared on BCE common and preferred shares	–	–	–	–	–	(1,384)	(1,384)	–	(1,384)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	–	(255)	(255)
Equity securities issued by subsidiaries to non-controlling interest	–	–	–	–	–	–	–	11	11
Balance at September 30, 2012	3,395	13,578	–	2,555	(15)	(5,839)	13,674	862	14,536

BCE INC.   Q3 2013   QUARTERLY REPORT   35

Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30
(in millions of Canadian dollars) (unaudited)	NOTE	2013	2012
Cash flows from operating activities
Net earnings		1,795	2,111
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	358	64
Depreciation and amortization		2,525	2,524
Post-employment benefit plans cost	11	333	264
Net interest expense		685	636
Gains on investments		(5)	(7)
Income taxes		602	579
Contributions to post-employment benefit plans		(258)	(256)
Payments under other post-employment benefit plans		(55)	(54)
Severance and other costs paid		(138)	(190)
Acquisition costs paid		(50)	(96)
Interest paid		(648)	(599)
Income taxes paid (net of refunds)		(238)	(189)
Net change in operating assets and liabilities		(268)	(90)
Cash flows from operating activities		4,638	4,697
Cash flows used in investing activities
Capital expenditures		(2,432)	(2,601)
Business acquisitions	3	(2,849)	(5)
Increase in investments		(2)	(401)
Other investing activities		18	15
Cash flows used in investing activities		(5,265)	(2,992)
Cash flows from (used in) financing activities
Increase (decrease) in notes payable and bank advances		512	(106)
Reduction in securitized trade receivables		(14)	(15)
Issue of long-term debt		4,423	1,033
Repayment of long-term debt		(2,317)	(834)
Issue of common shares		13	30
Issue of preferred shares		–	280
Issue of equity securities by subsidiaries to non-controlling interest		230	11
Repurchase of common shares		–	(107)
Cash dividends paid on common shares		(1,343)	(1,243)
Cash dividends paid on preferred shares		(96)	(94)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(215)	(255)
Other financing activities		(92)	(31)
Cash flows from (used in) financing activities		1,101	(1,331)
Net increase in cash		50	–
Cash at beginning of period		119	132
Cash at end of period		169	132
Net increase in cash equivalents		424	374
Cash equivalents at beginning of period		10	45
Cash equivalents at end of period		434	419

36   BCE  INC.   Q3 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

These consolidated interim financial statements should be read in conjunction with BCE’s 2012 annual consolidated financial statements, approved by BCE’s board of directors on March 7, 2013.

These notes are unaudited.

We, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries and associates.

Note 1: Corporate Information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications and media company providing wireline, wireless, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides specialty and pay TV, digital media, conventional TV, radio broadcasting to customers across Canada and out-of-home advertising services.

Note 2: Basis of Presentation and Significant Accounting Policies

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting, and were approved by BCE’s board of directors on November 6, 2013. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2012, except as noted below. The consolidated interim financial statements do not include all of the notes required in annual financial statements.
     All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF NEW OR AMENDED ACCOUNTING STANDARDS

As required, effective January 1, 2013, we adopted the following new or amended accounting standards on a retrospective basis.

IAS 19

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded benefit plan includes net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) pension asset or liability, replacing the finance charge and expected return on plan assets, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities are required to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB pension liabilities (assets) and remeasurements of the net DB pension liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans.
     These amendments did not impact our consolidated statements of financial position or our consolidated statements of cash flows. The impact of the decrease in the expected return on plan assets, as a result of the amended standard, on our consolidated income statements and consolidated statements of comprehensive income is as follows.

FOR THE PERIOD ENDED SEPTEMBER 30, 2012	THREE MONTHS	NINE MONTHS
Interest on post-employment benefit obligations increase	(60)	(182)
Income taxes decrease	15	49
Net earnings decrease	(45)	(133)
Actuarial losses on post-employment benefit plans decrease/Other comprehensive loss decrease	45	133
Net earnings per common share decrease (Basic and Diluted)	(0.06)	(0.17)

BCE INC.   Q3 2013   QUARTERLY REPORT   37

Notes to Consolidated Financial Statements

IFRS 11

In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method.
     As a result of adopting IFRS 11, we account for our 50% interest in Inukshuk Limited Partnership (Inukshuk) as a joint operation. Inukshuk was previously classified as a joint venture and accounted for using the equity method. IFRS 11 did not have a material impact on our consolidated income statements or our consolidated statements of cash flows. The impacts on our consolidated statements of financial position are as follows.

	DECEMBER 31,	JANUARY 1,
	2012	2012
Increase/(Decrease) in:
Cash	2	2
Trade and other receivables	–	27
Property, plant and equipment	–	17
Intangible assets	96	208
Investments in associates and joint ventures	(97)	(213)
Trade payables and other liabilities	1	15
Debt due within one year	–	26

The following new or amended standards did not have a significant impact on our consolidated interim financial statements.

IFRS 7

In December 2011, the IASB amended IFRS 7 – Financial Instruments: Disclosures, to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position.
     This amendment did not impact our disclosures as we do not have any material offsetting arrangements.

IFRS 10

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities.
     The adoption of IFRS 10 did not result in any change in the consolidation status of any of our subsidiaries and investees.

IFRS 12

In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.
     As required, the enhanced disclosures will be included in our annual financial statements for the year ended December 31, 2013.

IFRS 13

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.
     The adoption of IFRS 13 did not result in any measurement adjustments or changes to our fair value valuation techniques. We have included the quarterly disclosure requirements in Note 12, Fair Value of Financial Assets and Liabilities.

IAS 1

In June 2011, the IASB amended IAS 1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income.
     As a result of adopting the amendments to IAS 1, we have grouped items within our Consolidated Statement of Comprehensive Income by those that will be reclassified subsequently to net earnings and those that will not be reclassified to net earnings.

38   BCE  INC.   Q3 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

FUTURE CHANGES TO ACCOUNTING STANDARDS

In May 2013, IASB amended IAS 36 – Impairment ofAssets, providing guidance on recoverable amount disclosures for non-financial assets. The amendments to IAS 36 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     In June 2013, IASB amended IAS 39 – Financial Instruments: Recognition and Measurement, providing guidance on novation of over-the-counter derivatives and continued designation for hedge accounting. The amendments to IAS 39 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     The adoption of these IFRS amendments is not expected to have a significant impact on our financial statements.

CHANGE IN ACCOUNTING ESTIMATE

As part of our annual review of the useful lives of property, plant and equipment and finite-life intangible assets, we changed the useful lives of certain network assets, customer premise equipment, software and broadcasting equipment to better reflect their useful lives. The changes include increases and decreases to useful lives and have been applied prospectively effective January 1, 2013. On a net basis, depreciation and amortization expense for these assets decreased as a result of the changes.

Note 3: Acquisition of Astral Media Inc. (Astral)

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral. Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms. We acquired Astral because it allows us to enhance our competitive position in French-language broadcasting in Québec, control content costs, and increase opportunities for cross-platform innovation and advertising packages spanning digital, TV, radio and out-of-home advertising. Astral’s results are included in our Bell Media segment.
     The purchase price allocation includes certain estimates, and will be finalized within 12 months of the acquisition date. The following table summarizes the fair value of the consideration given and the fair value assigned to each major class of assets and liabilities.

TOTAL
Purchase consideration	2,876
Trade and other receivables	157
Current assets	25
Assets held for sale(1)	623
Property, plant and equipment	198
Finite-life intangible assets	163
Indefinite-life intangible assets	1,238
Non-current assets	35
Trade payables and other liabilities	(177)
Long-term debt	(397)
Deferred tax liabilities	(227)
Non-current liabilities	(52)
1,586
Cash and cash equivalents	32
Fair value of net assets acquired	1,618
Goodwill(2)	1,258

(1)	Recorded at net realizable value, except for certain Astral assets which are recorded at their carrying amounts until the purchase price allocation is finalized.
(2)	Goodwill arises principally from the ability to leverage media content, the reputation of assembled workforce and future growth. Goodwill is not deductible for tax purposes.

As part of its approval of the acquisition, the Canadian Radio-television and Telecommunications Commission (CRTC) ordered BCE to spend $246.9 million in new benefits for French and English language TV, radio and film content development, support for emerging Canadian musical talent, training and professional development for Canadian media, and new consumer participation initiatives. The present value of this tangible benefits obligation, amounting to $230 million, was recorded as an acquisition cost in Severance, acquisition and other costs in the consolidated income statements for the three and nine months ended September 30, 2013. Total acquisition costs relating to Astral, including the tangible benefits obligation, amounted to $262 million for the nine months ended September 30, 2013.
     Revenues of $195 million and net earnings of $32 million are included in the consolidated income statement from the date of acquisition.

BCE INC.   Q3 2013   QUARTERLY REPORT   39

Notes to Consolidated Financial Statements

     BCE’s consolidated operating revenues and net earnings for the nine months ended September 30, 2013 would have been $15,377 million and $1,792 million, respectively, had the Astral acquisition occurred on January 1, 2013. These pro forma amounts exclude operating revenues and net earnings attributable to the Astral radio stations and TV services to be divested and reflect the elimination of intercompany transactions, financing costs related to the acquisition, the amortization of certain elements of the purchase price allocation and related tax adjustments.
     As a result of the acquisition, contractual obligations increased by approximately $958 million at September 30, 2013.

ASSETS HELD FOR SALE

Consistent with the CRTC’s Common Ownership Policy for radio, BCE is required to sell ten Bell Media and Astral English-language radio stations as part of the transaction. BCE also is required to sell eleven Astral TV services in order to comply with conditions attached to the Competition Bureau and CRTC approvals.
     As required by the CRTC and the Competition Bureau, the management and control of the assets to be sold were transferred to an independent trustee pending their sale to third parties. They are classified as Assets held for sale in the consolidated statement of financial position and are recorded at their net realizable value, except for certain Astral assets which are recorded at their carrying amounts until the purchase price allocation is finalized.
     Agreements are in place, subject to closing conditions, termination rights and applicable regulatory approvals, to sell ten radio stations and six Astral TV services. The remaining assets are planned to be divested in auction processes currently underway.

Note 4: Segmented Information

On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral which is included as part of our Bell Media segment.
     The following tables present financial information by segment for the three months and nine months ended September 30, 2013 and 2012.

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE THREE MONTHS		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
ENDED SEPTEMBER 30, 2013	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		2,391	1,478	597	–	4,466	633	–	5,099
Inter-segment		91	15	67	(115)	58	63	(121)	–
Total operating revenues		2,482	1,493	664	(115)	4,524	696	(121)	5,099
Operating costs	5	(1,559)	(876)	(465)	115	(2,785)	(372)	121	(3,036)
Segment profit(1)		923	617	199	–	1,739	324	–	2,063
Severance, acquisition and other costs		(25)	(1)	(269)	–	(295)	(2)	–	(297)
Depreciation and amortization		(561)	(118)	(31)	–	(710)	(135)	–	(845)
Finance costs
Interest expense									(242)
Interest on post-employment benefit obligations	11								(38)
Other expense	7								(24)
Earnings before income taxes									617

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

40   BCE  INC.   Q3 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE THREE MONTHS		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
ENDED SEPTEMBER 30, 2012	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		2,427	1,420	496	–	4,343	639	–	4,982
Inter-segment		78	14	50	(92)	50	59	(109)	–
Total operating revenues		2,505	1,434	546	(92)	4,393	698	(109)	4,982
Operating costs	5	(1,527)	(881)	(389)	92	(2,705)	(367)	109	(2,963)
Segment profit(1)		978	553	157	–	1,688	331	–	2,019
Severance, acquisition and other costs		(16)	–	(7)	–	(23)	(2)	–	(25)
Depreciation and amortization		(565)	(122)	(28)	–	(715)	(138)	–	(853)
Finance costs
Interest expense									(225)
Interest on post-employment benefit obligations	11								(33)
Other expense	7								(8)
Earnings before income taxes									875

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE NINE MONTHS		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
ENDED SEPTEMBER 30, 2013	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		7,242	4,301	1,591	–	13,134	1,884	–	15,018
Inter-segment		254	43	145	(280)	162	187	(349)	–
Total operating revenues		7,496	4,344	1,736	(280)	13,296	2,071	(349)	15,018
Operating costs	5	(4,636)	(2,533)	(1,283)	280	(8,172)	(1,104)	349	(8,927)
Segment profit(1)		2,860	1,811	453	–	5,124	967	–	6,091
Severance, acquisition and other costs		(73)	(2)	(279)	–	(354)	(4)	–	(358)
Depreciation and amortization		(1,682)	(358)	(77)	–	(2,117)	(408)	–	(2,525)
Finance costs
Interest expense									(691)
Interest on post-employment benefit obligations	11								(113)
Other expense	7								(7)
Earnings before income taxes									2,397

					INTER-			INTER-
					SEGMENT			SEGMENT
FOR THE NINE MONTHS		BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
ENDED SEPTEMBER 30, 2012	NOTE	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers		7,375	4,081	1,468	–	12,924	1,893	–	14,817
Inter-segment		237	47	124	(264)	144	174	(318)	–
Total operating revenues		7,612	4,128	1,592	(264)	13,068	2,067	(318)	14,817
Operating costs	5	(4,623)	(2,492)	(1,203)	264	(8,054)	(1,089)	318	(8,825)
Segment profit(1)		2,989	1,636	389	–	5,014	978	–	5,992
Severance, acquisition and other costs		(26)	(8)	(23)	–	(57)	(7)	–	(64)
Depreciation and amortization		(1,657)	(362)	(83)	–	(2,102)	(422)	–	(2,524)
Finance costs
Interest expense									(641)
Interest on post-employment benefit obligations	11								(99)
Other income	7								26
Earnings before income taxes									2,690

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE INC.   Q3 2013   QUARTERLY REPORT   41

Notes to Consolidated Financial Statements

Note 5: Operating Costs

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2013	2012	2013	2012
Labour costs
Wages, salaries and related taxes and benefits(1)		(1,092)	(1,043)	(3,164)	(3,093)
Post-employment benefit plans service cost (net of capitalized amounts)	11	(74)	(37)	(220)	(165)
Other labour costs(1)(2)		(246)	(258)	(722)	(758)
Less:
Capitalized labour(1)		251	230	739	690
Total labour costs		(1,161)	(1,108)	(3,367)	(3,326)
Cost of revenues(1)(3)		(1,396)	(1,392)	(4,222)	(4,150)
Other operating costs(1)(4)		(479)	(463)	(1,338)	(1,349)
Total operating costs		(3,036)	(2,963)	(8,927)	(8,825)

(1)	We have reclassified amounts for prior periods to make them consistent with the presentation for the current periods.
(2)	Other labour costs include contractor and outsourcing costs.
(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6: Severance, Acquisition and Other Costs

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2013	2012	2013	2012
Severance	(29)	(10)	(82)	(33)
Acquisition	(258)	(9)	(263)	(22)
Other	(10)	(6)	(13)	(9)
Total severance, acquisition and other costs	(297)	(25)	(358)	(64)

ACQUISITION COSTS

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, related to completed or potential acquisitions, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.
     Acquisition costs for the three and nine months ended September 30, 2013 include $230 million relating to the CRTC tangible benefits obligation described in Note 3, Acquisition of Astral Media Inc. (Astral).

Note 7: Other (Expense) Income

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2013	2012	2013	2012
Net mark-to-market gains on derivatives used as economic hedges		15	10	32	23
Pension surplus distribution		–	–	36	–
Premium on early redemption of debt	10	(28)	–	(55)	–
Gains on investments		2	–	5	7
Equity (loss) income		(12)	(16)	(15)	(2)
Other		(1)	(2)	(10)	(2)
Other (expense) income		(24)	(8)	(7)	26

42   BCE  INC.   Q3 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 8: Income Taxes

For the nine months ended September 30, 2013 and 2012, various uncertain tax positions were settled, which resulted in the reversal of non-current and deferred tax liabilities.

Note 9: Earnings Per Share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2013	2012	2013	2012
Net earnings attributable to common shareholders – basic	343	527	1,480	1,790
Dividends declared per common share (in dollars)	0.5825	0.5675	1.7475	1.6525
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	775.9	774.2	775.8	774.1
Assumed exercise of stock options(1)	0.4	0.6	0.6	0.4
Weighted average number of common shares outstanding – diluted	776.3	774.8	776.4	774.5

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 3,012,407 and 2,615,361 in the third quarter and first nine months of 2013, respectively, compared to 21,168 and 2,633,047 in the third quarter and first nine months of 2012, respectively.

Note 10: Debt

On September 10, 2013, Bell Canada issued 3.50% Series M-28 medium-term notes (MTN) Debentures under its 1997 trust indenture, with a principal amount of $400 million, which mature on September 10, 2018. In addition, Bell Canada issued 4.70% Series M-29 MTN Debentures under its 1997 trust indenture, with a principal amount of $600 million, which mature on September 11, 2023.
     On August 9, 2013, Bell Canada redeemed early its 4.85% Series M-20 MTN Debentures, issued under its 1997 trust indenture, having an outstanding principal amount of $1 billion which were due on June 30, 2014. We incurred a $28 million charge for the premium on early redemption of debt which is recorded in Other (expense) income.
     On July 5, 2013, Bell Canada borrowed $1 billion under its unsecured committed term credit facility which matures on July 5, 2016.
     On June 17, 2013, Bell Canada issued 3.25% Series M-27 MTN Debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on June 17, 2020.
     On March 22, 2013, Bell Canada issued 3.35% Series M-26 MTN Debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 22, 2023.
     On February 11, 2013, Bell Canada redeemed early its 10.0% Series EA Debentures, issued under its 1976 trust indenture, having an outstanding principal amount of $150 million which were due on June 15, 2014. We incurred a $17 million charge for the premium on early redemption of debt.
     On June 14, 2013, Bell Aliant issued 3.54% MTN Debentures, with a principal amount of $400 million, which mature on June 12, 2020.
     On June 25, 2013, Bell Aliant redeemed early its 4.95% MTN Debentures with a principal amount of $400 million. We incurred a $10 million charge for the premium on early redemption of debt which is recorded in Other (expense) income.

BCE INC.   Q3 2013   QUARTERLY REPORT   43

Notes to Consolidated Financial Statements

Note 11: Post-employment Benefit Plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include DB pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs). The costs of these plans are tabled below.

Components of Post-employment Benefit Plans Service Cost

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2013	2012	2013	2012
DB pension	(65)	(54)	(189)	(161)
DC pension	(19)	(16)	(62)	(55)
OPEBs	(2)	(1)	(5)	(5)
Plan amendment gain on OPEBs(1)	–	24	–	24
Less:
Capitalized benefit plans cost	12	10	36	32
Total post-employment benefit plans service cost included in operating costs	(74)	(37)	(220)	(165)
Other benefits cost recognized in Severance, acquisition and other costs	3	–	3	–
Total post-employment benefit plans service cost	(71)	(37)	(217)	(165)

(1)	In the third quarter of 2012, we recorded a gain relating to the phase-out of post-employment benefits for certain employees.

Components of Post-employment Benefit Plans Financing Cost

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2013	2012	2013	2012
DB pension	(22)	(15)	(65)	(45)
OPEBs	(16)	(18)	(48)	(54)
Total interest on post-employment benefit obligations	(38)	(33)	(113)	(99)

Note 12: Fair Value of Financial Assets and Liabilities

FAIR VALUE

The following table shows the fair value of our financial liabilities and derivatives. All other financial assets, financial liabilities and derivatives carried at fair value are individually and in aggregate immaterial.

			SEPTEMBER 30, 2013		DECEMBER 31, 2012
			CARRYING	FAIR	CARRYING	FAIR
	CLASSIFICATION	FAIR VALUE METHODOLOGY	VALUE	VALUE	VALUE	VALUE
Carried at amortized cost
CRTC deferral account and tangible benefits obligations	Other current and non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	665	670	511	530
Debentures, finance leases and other debt	Debt due within one year and long-term debt	Quoted market price of debt or present value of future cash flows discounted using observable market interest rates	16,109	17,834	14,389	16,895
Carried at fair value
Equity forward contracts(1)	Other current and non-current assets	Settlement value calculated using quoted market price of BCE shares and observable market interest rates	117	117	106	106
Foreign currency options(2)	Other current and non-current assets	Fair value calculated using observable market foreign currency rates	2	2	–	–

(1)	The effect on net earnings of a 10% change in the market price of BCE’s common shares is $54 million at September 30, 2013.
(2)	The effect on net earnings of a 10% depreciation (appreciation) in the value of the Canadian dollar relative to the US dollar is a gain of $40 million (loss of $72 million), at September 30, 2013.

44   BCE  INC.   Q3 2013   QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 13: Share Capital

CONVERSION OF PREFERRED SHARES

On March 1, 2013, BCE converted 4,415,295 of its 9,244,555 Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares), on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2013, 240,675 of BCE’s 10,755,445 Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares. As a result, 5,069,935 Series AC Preferred Shares and 14,930,065 Series AD Preferred Shares remain outstanding.
     The dividend on the Series AC Preferred Shares was reset for the next five years on March 1, 2013 from 4.6% to 3.55%. The Series AD Preferred Shares will continue to pay a monthly floating adjustable cash dividend.
     Dividends on all series of preferred shares will be paid as and when declared by the board of directors of BCE.

Note 14: Share-Based Payments

The following share-based payment amounts are included in the consolidated income statements as operating costs.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2013	2012	2013	2012
Employee savings plans (ESPs)	(9)	(8)	(26)	(24)
Restricted share units (RSUs)	(10)	(7)	(34)	(23)
Deferred share plans – Bell Aliant	(2)	(2)	(7)	(8)
Other(1)	(2)	(1)	(7)	(5)
Total share-based payments	(23)	(18)	(74)	(60)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables show the change in outstanding ESPs, RSUs, DSUs and stock options for the nine months ended September 30, 2013.

ESPs

NUMBER
OF ESPs
Unvested contributions, January 1, 2013	1,290,286
Contributions	485,499
Dividends credited	24,964
Vested	(480,033)
Forfeited	(72,827)
Unvested contributions, September 30, 2013	1,247,889

RSUs

NUMBER
OF RSUs
Outstanding, January 1, 2013	2,468,405
Granted	1,217,483
Dividends credited	126,645
Settled	(59,474)
Forfeited	(47,444)
Outstanding, September 30, 2013	3,705,615

DSUs

NUMBER
OF DSUs
Outstanding, January 1, 2013	3,305,861
Issued	218,927
Dividends credited	134,852
Settled	(28,553)
Outstanding, September 30, 2013	3,631,087

BCE INC.   Q3 2013   QUARTERLY REPORT   45

Notes to Consolidated Financial Statements

STOCK OPTIONS

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	OPTIONS	PRICE ($)
Outstanding, January 1, 2013	5,310,356	37
Granted	2,987,457	44
Exercised(1)	(420,822)	30
Forfeited	(13,205)	40
Outstanding, September 30, 2013(2)	7,863,786	40

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2013 was $45.
(2)	None of the options were vested at September 30, 2013.

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2013
Weighted average fair value per option granted ($)	$2.81
Weighted average share price ($)	$45
Weighted average exercise price ($)	$44
Dividend yield	5.2%
Expected volatility	18%
Risk-free interest rate	1.3%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

46   BCE INC.   Q3 2013   QUARTERLY REPORT

This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can be found on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or is available upon request from:

Investor Relations
Building A, 8th floor
1 Carrefour Alexander-Graham-Bell
Verdun, Québec
H3E 3B3
www.bce.ca
e-mail: investor.relations@bce.ca
tel: 1-800-339-6353
fax: 514-786-3970

For additional copies of these statements, please contact investor relations.

For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Canadian Stock Transfer Company Inc.
320 Bay Street, 3rd floor
Toronto, Ontario
M5H 4A6
tel: 416-360-7725 or 1-800-561-0934
fax: 416-643-5501 or 1-888-249-6189
e-mail: bce@canstockta.com

Pour obtenir un exemplaire de la version française de ce document, contactez les Relations avec les investisseurs. PRINTED IN CANADA / 13-11 BCE-3E